Exhibit 2.1
EXECUTION VERSION
AGREEMENT AND PLAN OF MERGER
among
COOLBRANDS INTERNATIONAL INC.
COOLBRANDS INTERNATIONAL (NEVADA), INC.
and
SWISHER INTERNATIONAL, INC.
and
STEVEN R. BERRARD
Dated as of August 17, 2010

i

ii

iii

     AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of August 17, 2010 among COOLBRANDS INTERNATIONAL INC., a Canadian corporation (“Parent”), COOLBRANDS INTERNATIONAL (NEVADA), INC., a Nevada corporation and a wholly owned subsidiary of Parent (“Merger Sub”), SWISHER INTERNATIONAL, INC., a Nevada corporation (the “Company”) and Steven R. Berrard, a shareholder of the Company (the “Shareholder”). In addition to terms defined in the Preamble, Recitals and the Sections of this Agreement, certain terms are defined in Section 10.03 of this Agreement.
RECITALS
     WHEREAS, the respective Boards of Directors of each of the Company, Parent and Merger Sub deem it fair to and in the best interests of their respective shareholders to consummate a merger structured as tax-free reorganization (the “Merger”), on the terms and subject to the conditions set forth in this Agreement, of Merger Sub with and into the Company in which the Company would become a wholly owned subsidiary of Parent, the shareholders of Company would become shareholders of Parent and Parent would be converted, by domestication, to a Delaware corporation, and such Boards of Directors have approved and adopted this Agreement and declared its advisability (and, in the case of the Board of Directors of the Company (the “Company Board”), shall or has recommended that this Agreement be adopted by the Company’s shareholders);
     WHEREAS, before the Merger, Parent will have completed a plan of arrangement under Section 192 of the Canada Business Corporations Act (the “CBCA”), which will have the effect of changing Parent’s jurisdiction of organization to Delaware pursuant to Section 388 of the General Corporation Law of the State of Delaware and as a result Parent will no longer be a corporation subject to the CBCA;
     WHEREAS, upon consummation of the Merger, each issued and outstanding share of common stock, $0.01 par value per share, of the Company (“Common Stock”), will be converted into the right to receive shares of Parent Common Stock (as hereinafter defined), upon the terms and subject to the conditions of this Agreement.
     WHEREAS, certain shareholders of Parent have entered into voting agreements with the Company whereby such shareholders have agreed to vote in favor of the Transactions (defined below) contemplated herein at the Parent’s Shareholder Meeting (as defined below).
     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I
THE ARRANGEMENT AND THE MERGER
     SECTION 1.01 Arrangement.
          (a) Parent agrees that the Arrangement shall be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement, and the Domestication, which forms part of the Arrangement, shall be implemented in accordance with Section 388 of the General Corporation Law of the State of Delaware (“GCL”).
          (b) The Arrangement shall become effective on the Arrangement Effective Date and the steps to be carried out pursuant to the Arrangement shall become effective on the Arrangement Effective Date in the order set forth in the Plan of Arrangement.
          (c) Parent agrees that as soon as reasonably practicable after the date hereof, Parent shall, in a manner acceptable to the Company, acting reasonably, pursuant to section 192 of the CBCA and in cooperation with the Company, prepare, file and diligently pursue a motion for the Interim Order, which shall provide, among other things:
          (i) for the calling, holding and conducting of the Parent Shareholders’ Meeting;
          (ii) for the class of persons to whom notice is to be provided in respect of the Arrangement and the Parent Shareholders’ Meeting and for the manner in which such notice is to be provided;
          (iii) that the only requisite approval for the Arrangement Resolution shall be two-thirds of the votes cast on the Arrangement Resolution by shareholders of Parent as of the record date, present in person or represented by proxy at the Parent Shareholders’ Meeting and voting as a single class;
          (iv) for the grant of the Dissent Rights as contemplated in the Plan of Arrangement;
          (v) for the notice requirements with respect to the application to the Court for the Final Order; and
          (vi) that the Parent Shareholders’ Meeting may be adjourned or postponed from time to time by Parent (with the prior written consent of the Company, not to be unreasonably withheld) without the need for additional approval of the Court.
          (d) If the Interim Order is obtained and the Arrangement Resolution is passed at the Parent Shareholders’ Meeting, Parent shall forthwith thereafter take all actions necessary or desirable to submit the Arrangement to the Court and to apply to the Court for the Final Order in form and substance satisfactory to the Company, acting reasonably.

          (e) Parent shall provide the Company’s legal counsel with a reasonable opportunity to review and comment upon a draft of all material to be filed with the Court in connection with the Arrangement prior to such material being filed with the Court, and all materials filed with the Court shall be subject to the prior review, comment and consent of Company. Parent shall also provide the Company’s legal counsel on a timely basis with copies of any appearance and evidence served on Parent or its legal counsel in respect of the proceedings for the Interim Order, the Final Order or any appeal therefrom and of any notice (written or oral) received by Parent indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order. Subject to applicable Laws, Parent shall not file any material with the Court in connection with the Arrangement or serve any such material, and shall agree not to modify or amend materials so filed or served, except as contemplated hereby or with the Company’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed.
     SECTION 1.02 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with Chapter 92A of the Nevada Revised Statutes (the “NRS”), at the Effective Time, Merger Sub shall be merged with and into the Company. At the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).
     SECTION 1.03 Closing. Unless this Agreement has been terminated in accordance with Section 8.01, the closing of the Merger (the “Closing”) will take place at 10:00 a.m., local time, on a date to be agreed by the Company and Parent, which date shall be no later than the third Business Day after the date on which each of the conditions set forth in Article VII have been satisfied, or waived by the party entitled to the benefit of such conditions, (other than those conditions that by their terms are to be satisfied or waived at the Closing), at the offices of Akerman Senterfitt, 350 East Las Olas Boulevard, Fort Lauderdale, FL 33301, unless another time, date and/or place is agreed to in writing by Parent and the Company. The date and time upon which the Closing occurs is referred to herein as the “Closing Date”.
     SECTION 1.04 Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, as soon as practicable after the satisfaction or waiver of the conditions set forth in Article VII and at least one day after the Arrangement Effective Date, the parties shall file articles of merger (the “Articles of Merger”) with the Nevada Department of the Secretary of State in such form as is required by, and executed in accordance with, the relevant provisions of the NRS. The Merger shall become effective at such date and time as the Articles of Merger have been duly filed with the Nevada Department of the Secretary of State, or at such subsequent date and time as Parent and the Company shall agree and specify in the Articles of Merger. The date and time at which the Merger becomes effective is referred to in this Agreement as the “Effective Time”.
     SECTION 1.05 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the NRS. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses and authority of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions and duties of the Surviving Corporation.
     SECTION 1.06 Articles of Incorporation; Bylaws.
          (a) At the Effective Time, the Articles of Incorporation of the Company in the form attached hereto as Schedule 1.08(a), as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and as provided by Law.
          (b) At the Effective Time, the Bylaws of the Company in the form attached hereto as Schedule 1.08(b), as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and as provided by Law.
     SECTION 1.07 Directors and Officers. The directors of the Company immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal.
ARTICLE II
CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES
     SECTION 2.01 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, Company or shareholders thereof, the following shall occur with respect to the securities of the Company:
          (a) Shares of Common Stock, par value $0.01 per share, of the Company, issued and outstanding immediately prior to the Effective Time (other than any shares of Common Stock to be cancelled pursuant to Section 2.01(b)) shall be converted into 57,789,630 shares of Parent common stock (“Parent Common Stock”). All such shares of Common Stock so converted shall no longer be outstanding and shall automatically be cancelled.
          (b) Each share of Common Stock held in the treasury of the Company immediately prior to the Effective Time shall automatically be canceled without any conversion thereof.
          (c) Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $.00 per share, of the Surviving Corporation, which shall be the only outstanding common stock of the Surviving Corporation immediately following the Effective Time.

     SECTION 2.02 Exchange of Certificates.
          (a) Following the Effective Time, each holder of shares of Common Stock shall tender the share certificates representing such shares to Parent, and Parent shall as soon as reasonably practicable (and in any event within five (5) Business Days), cause its transfer agent to issue to or at the direction of such holder one or more share certificates representing that number of Parent Common Stock as such number of shares of Common Stock shall have been converted in accordance with this Agreement.
          (b) From and after the Effective Time, holders of certificates of shares of Common Stock shall cease to have any rights as shareholders of the Company, except as provided herein or by Law.
          (c) No fractional Parent Common Stock shall be issued pursuant to the transactions contemplated herein. In the event that any exchange ratio referred to herein would in any case result in a former holder of Common Stock being entitled to a fractional Parent Common Stock, such Parent Common Stock shall be rounded to the nearest whole number (with a fraction of 0.5 and greater being rounded up and a fraction less than 0.5 being rounded down).
     SECTION 2.03 Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of shares thereafter on the records of the Company.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE
COMPANY AND THE SHAREHOLDER
     Except as set forth in the disclosure schedule delivered by the Company and the Shareholder to Parent and Merger Sub concurrently with the execution and delivery of this Agreement (the “Company Disclosure Schedule”), which includes, inter alia, exceptions to the representations and warranties made by Company and the Shareholder to Parent and Merger Sub, the Company hereby represents and warrants to Parent and Merger Sub as follows (a disclosure in any section of the Company Disclosure Schedule which clearly describes the information being disclosed and specifically references another section of the Company Disclosure Schedule, shall constitute a disclosure in such other referenced section of the Company Disclosure Schedule and any other section of the Company Disclosure Schedule to which its application would be readily apparent to a reasonable person) and hereby acknowledges that Parent and Merger Sub are relying upon such representations and warranties in connection with entering into this Agreement and agreeing to complete the Merger and other transactions contemplated herein (the description or listing of a matter, event or thing within any section of the Company Disclosure Schedule shall not be deemed an admission or acknowledgement that such matter, event or thing is “material” for purposes of this Agreement).
     SECTION 3.01 Organization and Qualification; Subsidiaries.
          (a) The Company and each Subsidiary of the Company is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate or other power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted. The Company and each Subsidiary is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not reasonably be expected to have a Company Material Adverse Effect.
          (b) A true and complete list of all Subsidiaries, together with the jurisdiction of incorporation, or formation, of each Subsidiary and the percentage of the outstanding capital stock or other equity interests of each Subsidiary owned by the Company, each other Subsidiary and any other person, is set forth in Section 3.01(b) of the Company Disclosure Schedule.
          (c) Section 3.01(c) of the Company Disclosure Schedule lists any and all persons of which the Company directly or indirectly owns an equity or similar interest, or an interest convertible into or exchangeable or exercisable for an equity or similar interest, of less than 50% of such person (collectively, the “Investments”). Except as set forth in Section 3.01(c) of the Company Disclosure Schedule, the Company or a Subsidiary, as the case may be, owns all Investments free and clear of all Liens, and there are no outstanding contractual obligations of the Company or any Subsidiary permitting the repurchase, redemption or other acquisition of any of its interest in the Investments or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, or provide any guarantee with respect to, any Investment.
     SECTION 3.02 Articles of Incorporation and Bylaws. The Company has made available to Parent a complete and correct copy of the articles of incorporation and the bylaws each as amended to date, of the Company and each Subsidiary. Such articles of incorporation and bylaws are in full force and effect and no other organizational documents are applicable or binding upon the Company or any of its Subsidiaries. Neither the Company nor (to the knowledge of the Company as to any period prior to acquisition of such Subsidiary by the Company) any Subsidiary is, nor has either the Company or any Subsidiary been, in violation of any provision of its articles of incorporation or bylaws or similar organizational documents in any material respect. The Company has made available to Parent complete and correct copies of the minutes of all meetings and all written consents of the Company Board (and each committee thereof) and of the shareholders of the Company, in each case since May 1, 1990 and prior to July 13, 2007.
     SECTION 3.03 Capitalization.
          (a) As of the date of this Agreement, the authorized capital stock of the Company consists of (i) 15,000,000 shares of Common Stock, of which 1,212,890 are issued and outstanding. Each outstanding share of capital stock is duly authorized, validly issued, fully paid and nonassessable and was issued free of preemptive (or similar) rights, and each such share is owned free and clear of all charges and other encumbrances or Liens of any nature whatsoever. Each shareholder of the Company holds of record and owns beneficially the number of shares of Common Stock set forth on Section 3.03(a) of the Company Disclosure Schedule free and clear of any restrictions on transfer (other than any restrictions under the Securities Act and state securities laws), Taxes, Liens, options, warrants, purchase rights, contracts, commitments, equities, claims and demands.
          (b) Except as described in this Agreement and in Section 3.03(b) of the Company Disclosure Schedule, there are no (A) options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or any Subsidiary or obligating the Company or any Subsidiary or any shareholder of the Company to issue or sell any shares of capital stock of, or other equity interests in, the Company or any Subsidiary, (B) voting securities of the Company or securities convertible, exchangeable or exercisable for shares of capital stock or voting securities of the Company, or (C) equity equivalents, interests in the ownership or earnings of the Company or any Subsidiary or rights with respect to the foregoing. All shares of Common Stock reserved for issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable and free of preemptive (or similar) rights. All securities of the Company have been issued in compliance with all applicable Laws. There are no outstanding contractual obligations of the Company or any Subsidiary to repurchase, redeem or otherwise acquire any shares of Common Stock or any capital stock of any Subsidiary or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Subsidiary or any other Person. None of the Company or any Subsidiary or any shareholder of the Company or any Subsidiary is a party to any shareholders’ agreement, voting trust agreement or registration rights agreement relating to any equity securities of the Company or any Subsidiary or any other Contract relating to disposition, voting or dividends with respect to any equity securities of the Company or of any Subsidiary.
     SECTION 3.04 Authority Relative to This Agreement. The Company has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all laws relating to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity.
     SECTION 3.05 No Conflict; Required Filings and Consents. The execution and delivery of this Agreement by the Company does not, and the performance by the Company of its obligations under this Agreement and the consummation by the Company of the Transactions does not and will not, (i) conflict with or result in a violation or breach of the Articles of Incorporation or Bylaws (or similar organizational documents) of the Company or any Subsidiary, (ii) subject to (x) obtaining the consents, approvals, authorizations and permits of, and making filings with or notifications to, any national, provincial, federal, state or local government, regulatory or administrative authority, or any court, tribunal, or judicial or arbitral body (a “Governmental Authority”), pursuant to the applicable requirements, if any, of the Hart-

Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”), and the filing and recordation of appropriate merger documents as required by the NRS (all as identified on Section 3.05 of the Company Disclosure Schedule), and (y) giving the notices and obtaining the consents, approvals, authorizations or permits described in Section 3.05(a) of the Company Disclosure Schedule, conflict with or violate any statute, law, ordinance, regulation, rule, code, executive order, judgment, decree or other order (“Law”) applicable to the Company or any Subsidiary or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) result in any breach or violation of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, require consent or result in a material loss of a material benefit under, give rise to a right or obligation to purchase or sell assets or securities under, give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of the Company or any Subsidiary pursuant to, any note, bond, mortgage, indenture, contract (written or oral), agreement, lease, license, permit, franchise or other binding commitment, instrument or obligation (each, a “Contract”) to which the Company or any Subsidiary is a party or by which the Company or a Subsidiary or any property or asset of the Company or any Subsidiary is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not reasonably be expected to have a Company Material Adverse Effect.
     SECTION 3.06 Permits; Compliance. The Company and each Subsidiary is in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for each such entity to own, lease and operate its material properties or to carry on its business substantially as it is now being conducted (the “Company Permits”), and no suspension or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, threatened. Neither the Company nor any Subsidiary is operating in violation of: (a) any Law applicable to such entity or by which any property or asset of such entity is bound or affected, and (b) any Company Permit to which such entity is a party or by which such entity or any such property or asset of such entity is bound, except in any case for any such violations which would not have a Company Material Adverse Effect.
     SECTION 3.07 Financial Statements; Undisclosed Liabilities.
          (a) Financial Statements. The Company has previously delivered to Parent, and attached to Section 3.07(a) of the Company Disclosure Schedule are, the following financial statements (collectively the “Financial Statements”): (i) the Company’s audited balance sheet and statements of operations, changes in shareholders’ deficit and cash flows as of and for the stated years ended December 31, 2009, 2008, and 2007, and (ii) the Company’s unaudited balance sheet and statements of operations and cash flows as of and for the interim periods beginning January 1, 2010 and ended June 30, 2010 (collectively, the “Most Recent Financial Statements”) (the month ended June 30, 2010 is hereinafter referred to as the “Most Recent Fiscal Month End”). The Financial Statements have been prepared in accordance with generally accepted accounting principles (“GAAP”), applied on a consistent basis throughout the periods involved (except to the extent required by changes in GAAP or as may be indicated in the notes thereto, if any) (hereinafter, “Consistently Applied”) and present fairly, in all material respects, the consolidated or combined financial position of the Company and its Subsidiaries as of the respective dates thereof and the results of operations for the periods indicated; provided, that, the Most Recent Financial Statements are subject to normal year-end audit adjustments (which are not material) and omit footnotes and other presentation items which are required by GAAP.
          (b) Undisclosed Liabilities. Except as set forth in Section 3.07(b) of the Company Disclosure Schedule, neither the Company nor any Subsidiary have any liabilities, obligation or commitment (including without limitation, liabilities, obligations or commitments to fund any operations or work or to give any guarantees or for Taxes) whether accrued, absolute, contingent or otherwise, of the type required by GAAP to be reflected or reserved against on the balance sheets except (i) to the extent reflected, reserved or taken into account in the balance sheet of the Company and its Subsidiaries as of June 30, 2010, including all notes thereto, if any (the “Most Recent Balance Sheet”) and not heretofore paid or discharged, (ii) liabilities incurred in the ordinary course of business consistent with past practice since the date of the Most Recent Balance Sheet (none of which relates to breach of contract, breach of warranty, tort, infringement or violation of law, or which arose out of any action, suit, claim, governmental investigation or arbitration proceeding), (iii) normal accruals, reclassifications, and audit adjustments which would be reflected on an audited financial statement and which would not be material on a consolidated basis, (iv) liabilities incurred in the ordinary course of business consistent with past practice prior to the date of the Most Recent Balance Sheet which, in accordance with GAAP Consistently Applied, were not recorded thereon, and (v) except as would not result in a Company Material Adverse Effect.
     SECTION 3.08 Absence of Certain Changes or Events. Except in connection with the transactions contemplated by this Agreement, during the period beginning on June 30, 2010 and ending on the date hereof, the Company has conducted its business, in all material respects, in the ordinary course consistent with past practice and, except as set forth in Section 3.08 of the Company Disclosure Schedule, none of the following have occurred:
          (a) any damage, destruction or other casualty loss (to the extent not covered by insurance) affecting the business or assets of the Company or any Subsidiary in excess, in the aggregate for all such losses, of $500,000;
          (b) any material change in any method of accounting or accounting practice by the Company or any Subsidiary, except for any change required by reason of a change in GAAP;
          (c) any (A) material increase in benefits payable under any existing severance or termination pay policies or (B) material increase in compensation, bonus or other benefits payable to directors or officers of the Company or any Subsidiary or to employees of the Company or any Subsidiary, in each case, other than in the ordinary course of business;
          (d) any declaration or payment of any dividends or distributions with respect to equity securities of the Company or any Subsidiary or any redemption of any equity securities of the Company or any Subsidiary;
          (e) any sale, lease or disposal of the Company’s or any Subsidiary’s assets, outside the ordinary course of business, which assets have a value in excess of $250,000; or

          (f) any agreement to do any of the foregoing.
     SECTION 3.09 Absence of Litigation. Except as set forth on Section 3.09 of the Company Disclosure Schedule, there is no litigation, suit, claim, action, proceeding, hearing, petition, grievance, complaint or investigation (an “Action”) pending or, to the knowledge of the Company, threatened against the Company or any Subsidiary, or any property or asset of the Company or any Subsidiary, before any Governmental Authority or arbitrator that would reasonably be expected to have a Company Material Adverse Effect. As of the date of this Agreement, no officer or director of the Company is a defendant in any Action in connection with his status as an officer or director of the Company or any Subsidiary. Other than pursuant to Articles of Incorporation, Bylaws or other organizational documents, no Contract between the Company or any Subsidiary and any current or former director or officer exists that provides for indemnification. Neither the Company nor any Subsidiary nor any property or asset of the Company or any Subsidiary is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the Company, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority.
     SECTION 3.10 Employees; Employee Benefit Plans.
          (a) Employees. Section 3.10(a) of the Company Disclosure Schedule sets forth the name and current rate of compensation of each executive officer of the Company and its Subsidiaries (“Employees”) as of June 30, 2010. There are no accrued and unpaid vacation pay for any Employees except for the accruals set forth on Section 3.10(a) of the Company Disclosure Schedule. The Company is not a party to or bound by any collective bargaining agreement or any other agreement with a labor union, and, to the Company’s knowledge, there has been no effort by any labor union during the 24 months prior to the date hereof to organize any employees of the Company into one or more collective bargaining units. There is no pending or, to the Company’s knowledge, threatened labor dispute, strike or work stoppage which affects or which may affect the business of the Company or which may interfere with its continued operations. Neither the Company nor any agent, representative or employee thereof has within the last 24 months committed any unfair labor practice as defined in the National Labor Relations Act, as amended, and there is no pending or, to the Company’s knowledge, threatened charge or complaint against the Company by or with the National Labor Relations Board or any representative thereof. There has been no strike, walkout or work stoppage or threat thereof involving any of the employees of the Company during the 24 months prior to the date hereof. The Company has complied in all material respects with applicable Laws, rules and regulations relating to employment, civil rights and equal employment opportunities, including but not limited to, the Civil Rights Act of 1964, the Fair Labor Standards Act, and the Americans with Disabilities Act, as amended.
          (b) Section 3.10(b) of the Company Disclosure Schedule lists all material employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, and all employment, termination, severance or other contracts or agreements to which the Company or any Subsidiary is a party, with respect to which the Company or any Subsidiary has any obligation or which are maintained, contributed to or sponsored by the Company or any Subsidiary for the benefit of any current or former employee, consultant, officer or director of the Company or any Subsidiary (collectively, the “Plans”). The Company has made available to Parent a true and complete copy of each Plan and has made available to Parent a true and complete copy of (where applicable) (A) each trust or funding arrangement prepared in connection with each such Plan, (B) the two most recently filed annual reports on Internal Revenue Service (“IRS”) Form 5500, (C) the most recently received IRS determination letter for each such Plan, (D) the two most recently prepared actuarial reports and financial statements in connection with each such Plan, and (E) the most recent summary plan description and any material written communications (or a description of any material oral communications) by the Company or the Subsidiaries to any current or former employees, consultants, or directors of the Company or any Subsidiary concerning the extent of the benefits currently provided under a Plan.
          (c) Neither the Company nor any Subsidiary has now or at any time contributed to, sponsored, or maintained (i) a pension plan (within the meaning of Section 3(2) of ERISA) subject to Section 412 of the United States Internal Revenue Code of 1986, as amended (the “Code”) or Title IV of ERISA; (ii) a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA) (a “Multiemployer Plan”); or (iii) a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) for which the Company or any Subsidiary could incur liability under Section 4063 or 4064 of ERISA (a “Multiple Employer Plan”). Except as set forth in Section 3.10(c) of the Company Disclosure Schedule, no Plan exists that could result in the payment to any present or former employee, director or consultant of the Company or any Subsidiary of any money or other property or accelerate or provide any other rights or benefits to any current or former employee of the Company or any Subsidiary as a result of the consummation of the Transactions (whether alone or in connection with any subsequent event). Except as set forth in Section 3.10(c) of the Company Disclosure Schedule, there is no contract, plan or arrangement (written or otherwise) covering any current or former employee of the Company or any Subsidiary that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to the terms of Section 280G of the Code.
          (d) With respect to the Plans, no event has occurred and, to the knowledge of the Company, there exists no condition or set of circumstances, in connection with which the Company or any Subsidiary could reasonably be expected to be subject to any actual or contingent liability under the terms of such Plan or any applicable Law which would reasonably be expected to have a Company Material Adverse Effect.
          (e) Each Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or prototype opinion letter from the IRS covering all of the provisions applicable to the Plan for which determination letters or prototype opinion letters are currently available that the Plan is so qualified and each trust established in connection with any Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt, and, to the knowledge of the Company, no circumstance exists that could reasonably be expected to result in the revocation of such exemption.

          (f) (i) Each Plan has been established and administered in accordance with its terms, and in compliance with the applicable provisions of ERISA, the Code and other applicable Laws, except to the extent such noncompliance, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, and (ii) no Plan provides retiree welfare benefits, and neither the Company nor any Subsidiary has any obligation to provide any retiree welfare benefits other than as required by applicable law.
          (g) With respect to any Plan, (i) no Actions (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of the Company, threatened, that would reasonably be expected to have a Company Material Adverse Effect, (ii) to the knowledge of the Company, no facts or circumstances exist that could reasonably be expected to give rise to any such Actions, and (iii) no administrative investigation, audit or other administrative proceeding by the Department of Labor, the IRS or other Governmental Authority is pending, in progress or, to the knowledge of the Company, threatened that would reasonably expected to have a Company Material Adverse Effect.
     SECTION 3.11 Real Property; Title to Assets.
          (a) Neither the Company nor any of its Subsidiaries owns any real property.
          (b) Section 3.11(b) of the Company Disclosure Schedule lists each parcel of real property currently leased or subleased by the Company or any Subsidiary (collectively, the “Leased Properties”) and sets forth the Company or the Subsidiary holding such leasehold interest, with the name of the lessor and the date of the lease, sublease, assignment of the lease, any guaranty given or leasing commissions remaining payable by the Company or any Subsidiary in connection therewith and each material amendment to any of the foregoing (collectively, the “Lease Documents”). The Company or the applicable Subsidiary set forth on Section 3.11(b) of the Company Disclosure Schedule owns a valid leasehold interest in the Leased Properties, free and clear of all Liens other than Permitted Liens. True, correct and complete copies of all Lease Documents have been delivered to Parent. Each of the Lease Documents is valid, binding and in full force and effect as against the Company or the Subsidiaries and, to the Company’s knowledge, as against the other party thereto. Neither the Company nor any Subsidiary has received written notice under any of the Lease Documents of any default, and, to the Company’s knowledge, no event has occurred which, with notice or lapse of time or both, would constitute a default by the Company or the applicable Subsidiaries thereunder which would result in a Company Material Adverse Effect.
          (c) To the Company’s knowledge, the Company and the Subsidiaries own, or have valid leasehold rights to, all material furniture, fixtures, equipment, operating supplies and other personal property (collectively, the “Personal Property”) necessary for the operation of each Leased Property, subject to no Liens, other than as set forth on Section 3.11(c) of the Company Disclosure Schedule, in the case of owned Personal Property. The Company owns or has a valid leasehold right to all Personal Property at each of its locations. Section 3.11(c) of the Company Disclosure Schedule sets forth a complete and accurate list of all the material items of equipment, machinery, computers, chattels, tools, parts, machine tools, furniture, furnishings and fixtures, owned by the Company as of the date of the Most Recent Balance Sheet. Section 3.11(c) of the Company Disclosure Schedule also sets forth a complete and accurate list of the material items of equipment leased by the Company as of the date of the Most Recent Balance Sheet. The Company has good title to the items described in such Schedule and valid and subsisting leasehold rights to such items as are being leased by it free and clear of all Liens except Permitted Liens. Section 3.11(c) of the Company Disclosure Schedule also sets forth a complete and accurate list of the vehicles owned or leased by the Company and its Subsidiaries.
     SECTION 3.12 Intellectual Property.
          (a) (i) To the Company’s knowledge, the conduct of the business of the Company and the Subsidiaries as currently conducted does not infringe upon or misappropriate the Intellectual Property rights of any third party, and no claim has been asserted against the Company or any Subsidiary that the conduct of the business of the Company and the Subsidiaries as currently conducted infringes upon, or may infringe upon or misappropriates the Intellectual Property rights of any third party; (ii) with respect to each item of Intellectual Property that is owned by the Company or a Subsidiary and is material to its operations (“Owned Intellectual Property”), all of which is set forth on Section 3.12 of the Company Disclosure Schedule, the Company or a Subsidiary is the owner of the entire right, title and interest in and to such Owned Intellectual Property and is entitled to use such Owned Intellectual Property in the continued operation of its respective business; (iii) with respect to each item of Intellectual Property that is licensed to or otherwise held or used by the Company or a Subsidiary and is material to its operations (“Licensed Intellectual Property”), the Company or a Subsidiary has the right to use such Licensed Intellectual Property in the continued operation of its respective business in accordance with the terms of the license agreement governing such Licensed Intellectual Property; (iv) none of the Owned Intellectual Property has been adjudged invalid or unenforceable in whole or in part and, to the Company’s knowledge, the Owned Intellectual Property is valid and enforceable; (v) to the Company’s knowledge, no person is engaging in any activity that infringes upon the Owned Intellectual Property; (vi) to the Company’s knowledge, each license of the Licensed Intellectual Property is valid and enforceable, is binding on all parties to such license, and is in full force and effect; (vii) to the Company’s knowledge, no party to any license of the Licensed Intellectual Property is in breach or default of any material provision thereof or thereunder; (viii) the Company has taken all reasonable actions (including executing non-disclosure and intellectual property assignment agreements) to protect, preserve and maintain the Owned Intellectual Property; and (ix) neither the execution of this Agreement nor the consummation of any Transaction shall adversely affect any of the Company’s rights with respect to the Owned Intellectual Property or the Licensed Intellectual Property.
          (b) For purposes of this Agreement, “Intellectual Property” means (i) United States patents, patent applications and statutory invention registrations, (ii) trademarks, service marks, trade dress, logos, trade names, corporate names, domain names and other source identifiers, and registrations and applications for registration thereof, (iii) copyrightable works, copyrights, and registrations and applications for registration thereof, (iv) all items of software, source code, object code or other computer program of whatever name and (v) confidential and proprietary information, including trade secrets and know-how.

     SECTION 3.13 Taxes.
          (a) Except as set forth in Section 3.13(a) of the Company Disclosure Schedule, each of the Company and its Subsidiaries (i) has filed all Tax Returns required to be filed by any of them and (b) has paid (or had paid on their behalf) all Taxes shown on such Tax Returns as required to be paid by it, except, in each case, where the failure to file such Tax Returns or pay such Taxes would not, individually or in the aggregate, have a Company Material Adverse Effect. The Company and each of its Subsidiaries have correctly reported all income and all other amounts or information required to be reported to the applicable Governmental Authority with respect to any such Taxes, except as would not result in a Company Material Adverse Effect. Copies of all federal, state and local Tax Returns for the Company and each Subsidiary with respect to the taxable years commencing on or after the 2007 tax year have been delivered or made available to representatives of Parent. To the Company’s knowledge, no deficiencies for any Taxes have been asserted or assessed in writing against the Company or any of its Subsidiaries as of the date of this Agreement, and no requests for waivers of the time to assess any such Taxes are pending. There are no pending or, to the knowledge of the Company, threatened audits, examinations, investigations or other proceedings in respect of any Tax of the Company.
          (b) All Taxes due and owing by the Company (whether or not shown on any Tax Return) have been paid or have been properly accrued on the Company’s Financial Statements in accordance with GAAP. The Company has withheld all Taxes required to have been withheld in connection with amounts paid to its employees, independent contractors, customers, shareholders and other Persons, and has paid, or will timely pay, all amounts so withheld to the appropriate Governmental Authority.
          (c) The Company is not currently delinquent in the payment of any Tax. There are no Tax liens on any assets of the Company, except for statutory liens for Taxes that are not yet due and payable, liens for Taxes which are currently payable without penalty or interest and liens for Taxes being contested in good faith by any appropriate proceeding for which adequate reserves have been established (and, in the case of Taxes being contested in good faith, are set forth on Section 3.13(c) of the Company Disclosure Schedule). There is no material Tax deficiency outstanding or assessed or proposed against the Company that is not reflected as a liability on the Company’s Financial Statements. The Company has not executed any agreements or waivers extending any statute of limitations on or extending the period for the assessment or collection of any Tax.
          (d) The Company has not assumed any obligation to pay any Tax obligations of, or with respect to any transaction relating to, any other Person or agreed to indemnify any other Person with respect to any Tax.
          (e) For purposes of this Agreement:
          (i) “Tax” or “Taxes” shall mean any and all federal, state, local and foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any governmental or Tax authority.
          (ii) “Tax Returns” means any and all returns, declarations, claims for refund, or information returns or statements, reports and forms relating to Taxes filed with any Tax authority (including any schedule or attachment thereto) with respect to the Company or the Subsidiaries, including any amendment thereof.
     SECTION 3.14 Environmental Matters.
          (a) Except as set forth in Section 3.14 of the Company Disclosure Schedule and except as would not reasonably be expected to have a Company Material Adverse Effect: (i) to the Company’s knowledge, none of the Company or any of the Subsidiaries has violated, or is in violation of, any Environmental Law; (ii) to the Company’s knowledge, there is and has been no release of Hazardous Substances in violation of Environmental Laws at, on, under or any of the properties currently leased or operated by the Company or any of the Subsidiaries or, during the period of the Company’s or the Subsidiaries’ lease or operation thereof, formerly leased or operated by the Company or any of the Subsidiaries; (iii) the Company and the Subsidiaries have obtained and are and have been in material compliance with all, and have not violated any, required Environmental Permits; (iv) the Company and its Subsidiaries have not received any written claims against the Company or any of the Subsidiaries alleging violations of or liability or obligations under any Environmental Law.
          (b) For purposes of this Agreement:
          (i) “Environmental Laws” means any Laws (including common law) of the United States federal, state, local, non-United States, or any other Governmental Authority, relating to (A) releases or threatened releases of Hazardous Substances or materials containing Hazardous Substances; (B) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Substances or materials containing Hazardous Substances; or (C) pollution or protection of the environment or human health and safety as affected by Hazardous Substances or materials containing Hazardous Substances.
          (ii) “Environmental Permits” means any permit, license registration, approval, notification or any other authorization pursuant to Environmental Law.
          (iii) “Hazardous Substances” means (A) those substances, materials or wastes defined as toxic, hazardous, acutely hazardous, pollutants, contaminants, or words of similar import, in or regulated under the following United States federal statutes and any analogous state statutes, and all regulations thereunder: the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act, the Federal Insecticide, Fungicide, and Rodenticide Act and the Clean Air Act; (B) petroleum and petroleum products, including crude oil and any fractions thereof; (C) natural gas, synthetic gas, and any mixtures thereof; and (D) polychlorinated biphenyls, asbestos, molds that could reasonably be expected to adversely affect human health, urea formaldehyde foam insulation and radon.
     SECTION 3.15 Material Contracts.
          (a) Except as set forth in Section 3.15(a) of the Company Disclosure Schedule (collectively, the “Material Contracts”), and except for this Agreement and any Lease, as of the date hereof, neither the Company nor any Subsidiary is a party to or bound by any:
          (i) contract for the employment of any officer, individual employee or other person on a full time, part time, consulting or other basis providing annual compensation in excess of $200,000 (other than oral agreements providing for the employment or retention of an individual on an at-will basis);
          (ii) agreement or indenture relating to indebtedness for borrowed money;
          (iii) lease or agreement under which any Company is lessee of or holds or operates any property (other than real property), owned by any other party, except for any lease or agreement under which the aggregate annual rental payments do not exceed $75,000;
          (iv) lease or agreement under which any Company is lessor of or permits any third party to hold or operate any property (other than real property), owned or controlled by any Company, except for any lease or agreement under which the aggregate annual rental payments do not exceed $75,000;
          (v) contract or group of related contracts with the same party or group of affiliated parties the performance of which involves outstanding consideration in excess of $200,000;
          (vi) agreement, contract or commitment limiting the ability of any Company to engage, in any material respect, in any line of business or to compete, in any material respect, with any Person; or
          (vii) any collective bargaining agreement, labor contract or other written agreement, arrangement with any labor union or any employee organization.
          (b) To the Company’s Knowledge, neither the Company nor any Company Subsidiary is in material violation of or in material default under any Material Contract to which it is a party or by which it or any of its properties or assets is bound, except for violations or defaults that would not, individually or in the aggregate, have a Company Material Adverse Effect, nor will the consummation of the Merger and Transactions contemplated herein result in any third party having any right to terminate, amend, accelerate, cancel or deprive the Company of a material benefit under any Material Contract, except for (i) such rights that, if exercised, would not, individually or in the aggregate, have a Company Material Adverse Effect and (ii) any such right that is not substantially different from rights otherwise exercisable by such third party under such Material Contract (whether or not subject to a different notice period). Except as provided at Section 3.15(b) of Company Disclosure Schedule, no third party consents, approvals or notices are required from, or to, any third party pursuant to a Material Contract in order for the Company to proceed with the execution and delivery of this Agreement and the completion of the Transactions contemplated herein.
          (c) (i) Neither the Company nor any Subsidiary is and, to the Company’s knowledge, no other party is in breach or violation of, or default under, any Material Contract, (ii) none of the Company or any of the Subsidiaries have received any claim of default or notice of cancellation under any Material Contract, and (iii) to the Company’s knowledge, no event has occurred which would result in a breach or violation of, or a default under, any Material Contract (in each case, with or without notice or lapse of time or both). Each Material Contract is valid, binding and enforceable in accordance with its terms and is in full force and effect. The Company has made available to Parent true and complete copies of all Material Contracts, including any amendments thereto.
     SECTION 3.16 Insurance. Section 3.16 of the Company Disclosure Schedule sets forth a complete and correct list of all material insurance policies owned or held by the Company and each Subsidiary, true and complete copies of which have been made available to Parent. With respect to each such insurance policy: (a) the policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect; (b) neither the Company nor any Subsidiary is in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, under the policy; (c) to the knowledge of the Company, without independent inquiry, no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation; (d) no notice of cancellation or termination has been received by the Company or any Subsidiary; and (e) the policy is sufficient for compliance with all requirements of Law and requirements of all Contracts to which the Company or the Subsidiaries are parties or otherwise bound.
     SECTION 3.17 Interested Party Transactions. Except as disclosed in Section 3.17 of the Company Disclosure Schedule, no manager, director, executive officer or “associate” (as such terms are defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended) of the Company owns any material direct or indirect interest of any kind, or is a manager, director, officer, employee, partner, member, Affiliate or associate of, or consultant or lender to, or borrower from, or has the right to participate in the management, operations or profits of, any person or entity which is (i) a competitor, supplier, customer, distributor, lessor, tenant, creditor or debtor of the Company, (ii) participating in any material transaction to which the Company is a party, or (iii) otherwise a party to any Material Contract with the Company, other than with respect to at-will employment arrangements, written employment arrangements or Company Plans.
     SECTION 3.18 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company other than Broadband Capital Management LLC.

     SECTION 3.19 No Other Representations or Warranties. Except for the representations and warranties made by the Company in this Article III, the Company makes no representations or warranties, and the Company hereby disclaims any other representations or warranties, with respect to the Company, the Subsidiaries, or its or their businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects or any other information or documents made available to the Parent, Merger Sub or its or their counsel, accountants or advisors with respect to the Company or any of the businesses, assets, liabilities or operations of the foregoing, except as expressly set forth in this Agreement.
     SECTION 3.20 Internal Controls. Since December 31, 2009, the Company’s external auditor was independent of the Company. The Company keeps books, records and accounts which accurately and fairly reflect transactions relating to the Company and its assets.
     SECTION 3.21 Company Records. The Company has provided to Parent a complete and accurate copy of the corporate records and minute books of the Company and the Subsidiaries.
     SECTION 3.22 Compliance with Laws. The Company and the Subsidiaries have complied with all applicable Laws, orders, judgments and decrees other than any noncompliance which would, individually or in the aggregate, not have a Company Material Adverse Effect on the Company.
     SECTION 3.23 Bankruptcy. None of the Company nor any of its Subsidiaries listed in Section 3.23 of the Company Disclosure Schedule which had a purchase price of greater that USD$2,000,000, is insolvent within the meaning of applicable bankruptcy, insolvency or fraudulent conveyance laws. No act or proceeding has been taken by or against the Company or any of the Subsidiaries in connection with the dissolution, liquidation, winding up, bankruptcy or reorganization of the Company or any of the Subsidiaries nor, to the knowledge of the Company, is any threatened, or for the appointment of a trustee, receiver, manager or other administrator of the Company or any of the Subsidiaries or any of their respective properties or assets. None of the Company or any of the Subsidiaries has sought protection under applicable bankruptcy legislation.
     SECTION 3.24 Representation of the Shareholder. The Shareholder represents and warrants to and in favor of the Parent and Merger Sub only with respect to such Shareholder as follows, acknowledging that the Parent and Merger Sub are relying on such representations and warranties in making its decision to enter into this Agreement and the Transactions contemplated herein:
          (a) Except as disclosed at Section 3.24 of the Company Disclosure Schedule, the Shareholder is the registered and beneficial owner of that number of shares of Common Stock set out opposite his/her/its name at Section 3.03(a) of the Company Disclosure Schedule, free and clear of all pre emptive rights, mortgages, liens, charges, security interests, adverse claims, encumbrances, pledges and demands, and the Shareholder has the exclusive right to dispose of such Common Stock. The Shareholder has the exclusive right to dispose of the Common Stock held by it as provided in this Agreement and such disposition will not violate, contravene, breach or offend against or result in any default under any contract, charter or by law provision, order, judgment, decree, license, permit or applicable Laws, to which the Shareholder is a party or subject or by which the Shareholder is bound or affected. At the Closing, Parent will receive good, valid and marketable title to the Common Stock held by the Shareholder, free and clear of all preemptive rights, mortgages, liens, charges, security interests, adverse claims, encumbrances, pledges and demands. At the Closing, the Shareholder will not be a party to, and the Common Stock held by it will not be subject to, any shareholders’ agreements, voting trust or similar agreements or any right or privilege (whether by law, pre emptive or contractual) capable of becoming a shareholders’ agreement, voting trust or other agreement affecting the Common Stock or the ability of any holder thereof to exercise all ownership rights thereto, including the voting of any such shares.
          (b) The execution, delivery and performance of this Agreement by such Shareholder will not (a) violate or conflict with any law or regulation of any Governmental Authority; (b) conflict with, result in any breach of any of the provisions of, constitute a default (or any event that would, with the passage of time or the giving of notice or both, constitute a default) under, result in a violation of, increase the burdens under, result in the termination, amendment, suspension, modification, abandonment or acceleration of payment (or any right to terminate) or require a consent of any Governmental Authority that is either binding upon or enforceable against such Shareholder; (c) result in the creation of any encumbrance upon the Company Common Stock held by such Shareholder; or (d) require any other approval of any Governmental Authority; or (e) give any Governmental Authority or other Person the right to challenge any of the contemplated transactions or to exercise any remedy or obtain any relief under any law or regulation of any Governmental Authority.
          (c) The Shareholder is not a party to, bound or affected by or subject to any contract, indenture, mortgage, lease, agreement, obligation, instrument, shareholders agreement, constating document provision, resolution of directors or shareholders, applicable Laws or authorization that would be violated, contravened, breached by or under which default would occur or a lien, claim, restriction or encumbrance would be created as a result of the execution and delivery of this Agreement or the carrying out of the Shareholder’s obligations hereunder.
          (d) When executed and delivered, this Agreement will constitute a valid and legally binding obligation enforceable against the Shareholder in accordance with its terms subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy or similar proceedings and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought.
          (e) No authorization or declaration or filing with any Governmental Authority on the part of the Shareholder is required for the valid execution and delivery of this Agreement, the consummation of the transactions contemplated in the this Agreement. No consent, approval or waiver is required pursuant to the terms of any contract to which the Shareholder is a party for the valid execution and delivery of this Agreement, the consummation of the transactions contemplated in this Agreement.
          (f) The Shareholder is an “accredited investor” as defined in Rule 501(a) of Regulation D under the U.S. Securities Act (“Accredited Investor”) and it is acquiring the Parent Common Shares for its own account or for the account of an Accredited Investor as to which it exercises sole investment discretion, and not with a view to any resale, distribution or other disposition thereof in violation of Canadian or United States federal securities laws or state or provincial securities laws.
          (g) The Shareholder understands that the Parent Common Shares to be received in accordance with this Agreement have not been and will not be registered under the U.S. Securities Act and are being issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Rule 506 of Regulation D under the U.S. Securities Act and/or Section 4(2) of the U.S. Securities Act, and that reliance on such exemption by Parent is predicated on the Shareholder’s representations set forth herein.
          (h) The Shareholder understands and acknowledges that the Parent Common Shares will be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act and may be offered, sold, pledged, or otherwise transferred by it, directly or indirectly, only in accordance with this Agreement and pursuant to an effective registration statement meeting the requirements of the U.S. Securities Act or pursuant to an available exemption from the registration requirements of the U.S. Securities Act and all applicable state securities laws.
          (i) The Shareholder is a sophisticated investor that has substantial experience in evaluating and investing in private placement transactions of securities in companies similar to the Parent, has sufficient knowledge and experience in financial and business matters, investments, securities and private placements as to be capable of evaluating the merits and risks of the transactions contemplated by this Agreement and acknowledges that the Shareholder can protect such Shareholder’s own interests, and has received all business, financial and other information that such Shareholder considers necessary or appropriate in making the investment contemplated hereby.
          (j) The Shareholder believes that it has received all of the information that the Shareholder considers necessary or appropriate for deciding whether to invest in the Parent Common Shares. The Shareholder acknowledges that any business plans prepared by or relating to the Parent are subject to change, and that any projections relating to the Parent’s future performance, are necessarily speculative in nature, and it can be expected that some or all of the assumptions underlying such projections will not materialize or will vary significantly from actual results. The Shareholder acknowledges that it has had an opportunity to consult with counsel of its choice with respect to its investment hereunder. The Shareholder acknowledges and agrees that (a) it has had an opportunity to discuss the business of Parent and its Subsidiaries with Parent, (b) it has had full access to the books and records made available by Parent and its Subsidiaries, (c) has been afforded the opportunity to ask questions of and receive answers from Parent and (d) it has not relied upon or otherwise been induced by, any express or implied representation or warranty with the respect to Parent or Merger Sub or with respect to any information made available to it in connection with the Transaction, except for the representations and warranties contained in Article IV. Following the review of the documents, financial statements, corporate records and other materials requested and provided to the Shareholder, Shareholder has no knowledge of any fact or circumstance which would constitute a breach by Parent or Merger Sub of any of their representations and warranties. The Shareholder acknowledges that Parent and Merger Sub make no representations and warranties except as expressly set forth in Article IV of this Agreement. Moreover, neither Parent, Merger

Sub nor any other Person will have or be subject as a result of this Agreement to any liability or obligation to the Company, or the Shareholder, or arising from the Company’s or Shareholder’s use of, any such information, including any information, documents, projections, forecasts or other material made available to the Company or the Shareholder or management presentations in connection with the Transactions, unless any such information is expressly included in a representation or warranty contained in Article IV.
          (k) The Shareholder consents to the Parent making a notation on its records or giving instructions to any transfer agent for the Parent Common Shares in order to implement the restrictions on transfer set forth herein.
          (l) The Shareholder acknowledges and understands that, upon the original issuance thereof, and until such time as the same is no longer required under applicable requirements of the U.S. Securities Act, certificates representing the Parent Common Shares and all certificates issued in exchange therefor or in substitution thereof, shall bear the following legend:
“THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FROM THE ISSUER WITHOUT BEING REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) AND ARE RESTRICTED SHARES AS THAT TERM IS DEFINED UNDER RULE 144, PROMULGATED UNDER THE SECURITIES ACT. THESE SHARES MAY NOT BE SOLD, PLEDGED, TRANSFERRED, DISTRIBUTED, OR OTHERWISE DISPOSED OF IN ANY MANNER (“TRANSFER”) UNLESS SUCH SHARES ARE REGISTERED UNDER THE SECURITIES ACT OR EXCEPT PURSUANT TO A VALID EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS AS EVIDENCED BY AN OPINION OF COUNSEL, REASONABLY SATISFACTORY TO THE ISSUER, STATING THAT THE TRANSFER WILL NOT RESULT IN A VIOLATION OF THE SECURITIES ACT.
          (m) The Shareholder understands and agrees that the financial statements of the Parent have been prepared in accordance with Canadian generally accepted accounting principles, which differ in some respects from United States generally accepted accounting principles, and therefore may not be comparable to financial statements of United States companies.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
     Except as set forth in the disclosure schedule delivered by Parent to the Company concurrently with the execution and delivery of this Agreement (the “Parent Disclosure Schedule”), which includes, inter alia, exceptions to the representations and warranties made by Parent and Merger Sub, Parent and Merger Sub hereby represent and warrant to the Company as follows (a disclosure in any section of the Parent Disclosure Schedule which clearly describes the information being disclosed and specifically references another section of the Parent Disclosure Schedule, shall constitute a disclosure in such other referenced section of the Parent Disclosure Schedule and any other section of the Parent Disclosure Schedule to which its application would be readily apparent to a reasonable person) and hereby acknowledges that the Company is relying upon such representations and warranties in connection with entering into this Agreement and agreeing to complete the Merger and other transactions contemplated herein; (the description or listing of a matter, event or thing within any section of the Parent Disclosure Schedule shall not be deemed an admission or acknowledgement that such matter, event or thing is “material” for purposes of this Agreement):
     SECTION 4.01 Corporate Organization; Subsidiaries. Except as disclosed at Section 4.01 of Parent Disclosure Schedule, each of Parent, Merger Sub, and Subsidiaries of Parent is a corporation, in each case, duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted. At least one day before the date on which the Effective Time occurs, Parent shall have discontinued from the CBCA and domesticated to Delaware (the “Domestication”) pursuant to and in accordance with the Plan of Arrangement and Section 388 of the GCL.
     SECTION 4.02 Organizational Documents. Parent has heretofore furnished to the Company a complete and correct copy of the organizational documents of Parent and entities listed at Section 4.02 of Parent Disclosure Schedule, each as in effect and amended to date, and Parent has agreed to furnish to the Company complete and correct copies of its organizational documents as of immediately prior to the Closing. Such organizational documents are and, at the time of Closing, will be in full force and effect. Neither Parent, Merger Sub nor any Subsidiaries of Parent is, nor will either at the time of Closing be, in violation of any of the provisions of its organizational documents, as amended or restated.
     SECTION 4.03 Authority Relative to This Agreement. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action, other than the Parent Shareholders’ Approval (as defined below) and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the Transactions. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all laws relating to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity.
     SECTION 4.04 No Conflict; Required Filings and Consents.
          (a) The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions will not, (i) conflict with or violate the organizational documents of Parent or Merger Sub, (ii) conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of either of them is bound or affected, or (iii) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Parent or Merger Sub pursuant to, any contract to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any property or asset of either of them is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay Parent and Merger Sub from performing their obligations under this Agreement.
          (b) The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except for (i) applicable requirements, if any, of the Exchange Act, the U.S. Securities Act, the Ontario Securities Act (and any regulations promulgated thereunder, as amended, (collectively, “OSA”)), applicable Canadian provincial securities laws, all Laws applicable to companies listed on the Toronto Stock Exchange and state or provincial securities or state “blue sky” laws (ii) the filing and recordation of appropriate merger documents as required by the NRS and appropriate documents with the relevant authorities of other states in which the Company or any of the Subsidiaries is qualified to do business, (iii) the notification requirements of the HSR Act and Competition Act (Canada) and Investment Canada Act, if applicable, (iv) the application to the Director appointed under the CBCA requesting that Parent be continued under the GCL and issuance by the Director appointed under the CBCA of a notice and certificate of discontinuance, (v) the filing with the Secretary of State of the State of Delaware of the certificate of corporate domestication in respect of the Domestication and certificate of incorporation and (vi) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent Parent or Merger Sub from performing their material obligations under this Agreement.
     SECTION 4.05 Absence of Litigation. As of the date of this Agreement, there is no Action pending or, to the knowledge of the officers of Parent, threatened, against Parent or any of its affiliates before any Governmental Authority that would or seeks to delay or prevent the consummation of any of the Transactions. As of the date of this Agreement, neither Parent nor any of its affiliates is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the officers of Parent, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority that would or seeks to delay or prevent the consummation of any of the Transactions.
     SECTION 4.06 Operations of Merger Sub. Merger Sub is as of the date hereof a direct, wholly owned subsidiary of Parent, and will be as of the Effective Time a direct wholly owned subsidiary of Parent, was formed solely for the purpose of engaging in the Transactions, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement, and has no liabilities nor obligations other than as set forth in this Agreement.
     SECTION 4.07 Brokers. Except as set out at Section 4.07 of Parent Disclosure Schedule, no broker, finder or investment banker, financial advisor, or other person, is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub. The Company will not be responsible for any brokerage, finder’s or other fee or commission to any broker, finder or investment banker in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.
     SECTION 4.08 Board and Shareholder Determinations. The Board of Directors of Parent, at a meeting duly called and held, adopted resolutions approving this Agreement and the Transactions, and the Parent, as sole shareholder of Merger Sub, has duly adopted resolutions approving this Agreement and the Transactions.
     SECTION 4.09 Public Disclosure Record. Except as set forth in Section 4.09 of the Parent Disclosure Schedule, Parent has filed all required forms, reports, statements and other documents with the Ontario Securities Commission (“OSC”) and any other applicable Governmental Authority since September 1, 2007 (collectively, and in each case including all exhibits and schedules thereto, the “Parent Public Disclosure Record”), all of which were prepared in all material respects in accordance with the applicable requirements of the Ontario Securities Act, applicable Canadian provincial securities Laws, and any other Laws applicable to the transactions contemplated by this Agreement and Parent (collectively, the “Applicable Securities Laws”). As of their respective dates, the Parent Public Disclosure Record (a) complied in all material respects with the applicable requirements of the Applicable Securities Laws and (b) did not or, if not yet filed, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As of the date hereof, there are no unresolved comments from the OSC or any other Governmental Authority with regard to the Parent Public Disclosure Record. Each of the consolidated balance sheets included in or incorporated by reference into the Parent Public Disclosure Record (including the related notes and schedules) fairly presents in all material respects the consolidated financial position of Parent and the Parent Subsidiaries as of its date and each of the consolidated statements of income, retained earnings and cash flows of Parent included in or incorporated by reference into the Parent Public Disclosure Record (including any related notes and schedules) fairly presents in all material respects the results of operations, retained earnings or cash flows, as the case may be, of Parent and the Parent Subsidiaries for the periods set forth therein, in each case in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) consistently applied during the periods involved, except as may be noted therein and except, in the case of the unaudited statements, as permitted by Canadian GAAP and for normal year end audit adjustments which would not be material in amount or effect.
     SECTION 4.10 Disclosure Controls and Internal Control over Financial Reporting. Parent maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with Canadian GAAP and to maintain asset accountability, and (iii) access to assets is permitted only in accordance with management’s general or specific authorization.
     SECTION 4.11 Undisclosed Liabilities. Except for matters reflected or reserved against in the audited consolidated balance sheet of Parent as of August 31, 2009 (or the notes thereto) included in Parent Public Disclosure Record, neither Parent nor any of the Parent Subsidiaries has any liabilities or obligations (whether absolute, accrued, contingent, fixed or otherwise) of any nature, except liabilities and obligations (i) reflected on a consolidated balance sheet of Parent and the Parent Subsidiaries as of May 31, 2010 (other than in the notes thereto), and (ii) liabilities and obligations that (A) were incurred since May 31, 2010 in the ordinary course of business, (B) are incurred pursuant to this Agreement or (C) have not had and would not reasonably be expected to constitute, individually or in the aggregate, a Parent Material Adverse Effect.
     SECTION 4.12 Authorized Securities. The Parent Common Shares issuable pursuant to Section 2.01 shall be duly authorized and, when issued in accordance with this Agreement, will be duly and validly issued, fully paid and non-assessable, free and clear of all Liens, and shall not be subject to preemptive or similar rights of shareholders.
     SECTION 4.13 Vote Required. The approval by (i) 66 2/3% of the votes cast by the shareholders of Parent (as of the record date) present in person or by proxy at the Parent Shareholders’ Meeting, in favor of the Arrangement Resolution and (ii) a simple majority of the votes cast by the shareholders of Parent present in person or by proxy at the Parent Shareholders’ Meeting, in favor of the proposal to issue 57,789,630 shares of Parent Common Stock to the shareholders of the Company in connection with the Merger (collectively, the “Parent Shareholders’ Approval”), are the only votes of the holders of any class or series of capital stock of Parent necessary to adopt this Agreement and to authorize the Transactions.
     SECTION 4.14 Information Circular; Company Information. The information relating to Parent and the Parent Subsidiaries to be contained or incorporated by reference in the Information Circular (as defined below) and any other documents filed pursuant to Applicable Securities Laws in connection herewith or any amendment thereof or supplement thereto will not, in the case of the Information Circular, on the date the Information Circular is first mailed to holders of Parent Common Shares or at the time of the Parent Shareholders’ Meeting, or, in the case of any other such filing, on the date it is first publicly filed, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading at the time and in light of the circumstances under which such statement is made, except that no representation or warranty is made by Parent with respect to the information supplied by the Company for inclusion or incorporation by reference in the Information Circular of any other documents filed with the OSC.
     SECTION 4.15 Absence of Changes. Since the date of the latest audited financial statements included within the Parent Public Disclosure Record, except as specifically disclosed in the Parent Public Disclosure Record or in Section 4.15 of Parent Disclosure Schedule or incident to the Transaction, (i) there has been no event, occurrence or development that, individually or in the aggregate, has had or that would reasonably be expected to result in a Parent Material Adverse Effect, or which, if taken after the date hereof, would constitute a breach of the covenants set forth in Section 5.01 hereof, (ii) Parent has not incurred any material liabilities, (iii) Parent has not altered its method of accounting or the identity of its auditors, except as disclosed in the Parent Public Disclosure Record, (iv) Parent has not declared or made any dividend or distribution of cash or other property to its shareholders, in their capacities as such, or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock, and (v) Parent has not issued any equity securities. As of the date of this Agreement, Parent maintains accounts at TD Waterhouse which, in the aggregate contain not less than Canadian $63,500,000 in cash, cash equivalents and short term investments. Parent has not taken any steps to seek protection pursuant to any bankruptcy Law nor does Parent have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy proceedings or any actual knowledge of any fact that would reasonably lead a creditor to do so. Parent is not insolvent as of the date hereof, and after giving effect to the transactions contemplated hereby to occur at the Closing, will not be insolvent.
     SECTION 4.16 Capitalization.
          (a) As of the date of this Agreement, the authorized capital stock of the Parent consists of an unlimited number of Parent Common Shares, of which 56,185,433 are issued and outstanding. Each outstanding Parent Common Share is duly authorized, validly issued, fully paid and nonassessable and was issued free of preemptive (or similar) rights. There is only one class of Parent Common Shares and all such Parent Common Shares possess equal voting rights.
          (b) Except as described in this Agreement and in Section 4.16(b) of the Parent Disclosure Schedule, there are no (A) options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Parent or any subsidiary of Parent obligating the Parent or any Subsidiary of Parent to issue or sell any shares of capital stock of, or other equity interests in, the Parent or any Subsidiary of Parent, (B) voting securities of the Parent or securities convertible, exchangeable or exercisable for shares of capital stock or voting securities of the Parent, or (C) equity equivalents, interests in the ownership or earnings of the Parent or any Subsidiary of the Parent or rights with respect to the foregoing. All Parent Common Shares reserved for issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable and free of preemptive (or similar) rights. All securities of the Parent have been issued in compliance with all applicable laws. There are no outstanding contractual obligations of the Parent or any Subsidiary of the Parent to repurchase, redeem or otherwise acquire any Parent Common Shares or any capital stock of any Subsidiary of the Parent or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Subsidiary of the Parent or any other Person. None of the Parent or any Subsidiary are parties to any registration rights agreement relating to any equity securities of the Parent or any subsidiary of the Parent or any other Contract relating to disposition, voting or dividends with respect to any equity securities of the Parent or of any Subsidiary of the Parent. Each of the options and warrants of the Parent listed in Section 4.16(b) of the Parent Disclosure Schedule provides its holder with the right to acquire one (1) Parent Common Share with the identical voting rights as all other Parent Common Shares.

     SECTION 4.17 Reliance. Parent and Merger Sub each acknowledge and agree that (a) each has had an opportunity to discuss the business of the Company and its Subsidiaries with the Company, (b) each has had full access to the books and records made available by the Company and its Subsidiaries, (c) each has been afforded the opportunity to ask questions of and receive answers from the Company and (d) neither Parent nor Merger Sub have relied upon or otherwise been induced by, any express or implied representation or warranty with the respect to the Company or with respect to any information made available to Parent or Merger Sub in connection with the Transaction, except for the representations and warranties contained in Article III. Following a complete review of all documents, financial statements, corporate records and other materials requested and provided to Parent, the Parent and Merger Sub have no knowledge of any fact or circumstance which would constitute a breach by the Company or the Shareholder of any of the Company’s or the Shareholder’s representations and warranties. Parent acknowledges that the Company and the Shareholder make no representations and warranties except as expressly set forth in Article III of this Agreement. Moreover, neither the Company, the Shareholder, nor any other Person will have or be subject as a result of this Agreement to any liability or obligation to Parent or Merger Sub, arising from Parent’s or Merger Sub’s use of, any such information, including any information, documents, projections, forecasts or other material made available to Parent or Merger Sub or management presentations in connection with the Transactions, unless any such information is expressly included in a representation or warranty contained in Article III.
     SECTION 4.18 Compliance with the FCPA and Other Anti-Bribery Laws. Neither the Parent nor any Parent Subsidiaries (nor any of their respective directors, executives, representatives, agents, employees, consultants, or distributors) directly or indirectly through an intermediary (a) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic Government Official or employee, (c) has violated or is violating any provision of the US Foreign Corrupt Practices Act of 1977, as amended (including the rules and regulations issued thereunder) or any other law, rule, regulation, or other legally binding measure of any jurisdiction that relates to bribery or corruption (collectively, “Anti-Bribery Laws”), (d) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties, (e) has made any bribe, unlawful rebate, unlawful payoff, influence payment, kickback or other unlawful payment of any nature in furtherance of an offer, payment, promise to pay, authorization, or ratification of the payment, directly or indirectly, of any gift, money or anything of value to a Government Official to secure any improper advantage (within the meaning of such term under any applicable Anti-Bribery Law) or to obtain or retain business, or (f) has otherwise taken any action that has caused, or would reasonably be expected to cause the Parent or any of its Subsidiaries to be in violation of any applicable Anti-Bribery Law or any other applicable Laws.
     SECTION 4.19 Taxes.
          (a) Each of Parent and its Subsidiaries (i) has filed all Tax Returns required to be filed by any of them and (b) has paid (or had paid on their behalf) all Taxes shown on such Tax Returns as required to be paid by it, except, in each case, where the failure to file such Tax Returns or pay such Taxes would not, individually or in the aggregate, have a Parent Material

Adverse Effect. Parent and each of its Subsidiaries have correctly reported on income and all other amounts or information required to be reported to the applicable Governmental Authority with respect to any such Taxes, except as would not result in a Parent Material Adverse Effect. Copies of all foreign, federal, state and local Tax Returns for Parent and Integrated Brands Inc. with respect to the taxable years commencing on or after 2009 have been delivered or made available to representatives of the Company. To Parent’s knowledge, no deficiencies for any Taxes have been asserted or assessed in writing against Parent or any of its Subsidiaries as of the date of this Agreement, and no requests for waivers of the time to assess any such Taxes are pending. There are no pending or, to the knowledge of Parent, threatened audits, examinations, investigations or other proceedings in respect of any Tax of Parent or any of its Subsidiaries.
          (b) All Taxes due and owing by Parent or any of its Subsidiaries (whether or not shown on any Tax Return) have been paid or have been properly accrued on Parent’s balance sheet included in the Parent Public Disclosure Record in accordance with Canadian GAAP or United States GAAP, as applicable. Parent and each of its Subsidiaries has withheld all Taxes required to have been withheld in connection with amounts paid to its employees, independent contractors, customers, shareholders and other Persons, and has paid, or will timely pay, all amounts so withheld to the appropriate Governmental Authority.
          (c) Except as disclosed at Section 4.19(c) of Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries are currently delinquent in the payment of any Tax. There are no Tax liens on any assets of Parent or any of its Subsidiaries, except for statutory liens for Taxes that are not yet due and payable, liens for Taxes which are currently payable without penalty or interest and liens for Taxes being contested in good faith by any appropriate proceeding for which adequate reserves have been established. There is no material Tax deficiency outstanding or assessed or proposed against Parent or any of its Subsidiaries that is not reflected as a liability on the balance sheet included in the Parent Public Disclosure Record. Neither Parent nor any of its Subsidiaries has executed any agreements or waivers extending any statute of limitations on or extending the period for the assessment or collection of any Tax.
          (d) Neither Parent nor any Subsidiary has assumed any obligation to pay any Tax obligations of, or with respect to any transaction relating to, any other Person or agreed to indemnify any other Person with respect to any Tax.
ARTICLE V
CONDUCT OF BUSINESS PENDING THE MERGER
     SECTION 5.01 Conduct of Business by the Company and Parent Pending the Merger. Each of the Company, Parent and Merger Sub covenant and agree that, until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as expressly contemplated by this Agreement, as set forth in Section 5.01 of Company Disclosure Schedule and Section 5.01 of Parent Disclosure Schedule or otherwise consented to in writing by the parties hereto (such consent not to be unreasonably withheld), the businesses of the Company and Parent and their respective Subsidiaries shall, in all material respects, be conducted only in, and the Company and Parent and their respective Subsidiaries shall not take any material action except in the ordinary course of business of the normal day to day operations and in a manner consistent with past practice. The Company and Parent shall promptly notify each other in writing of any circumstance or development that is or could, individually or in the aggregate, reasonably be expected to constitute a Company Material Adverse Effect or a Parent Material Adverse Effect, as applicable, and the Company and Parent shall cause each of their Subsidiaries, to use its reasonable best efforts to preserve intact its business organization and assets and properties, keep available the services of its and its Subsidiaries’ current officers, employees and consultants, and to preserve its and its Subsidiaries’ present relationships with customers, suppliers and other persons with which it or any of its Subsidiaries has business relations, in each instance in the ordinary course of business and in a manner consistent with past practice. By way of amplification and not limitation, except as expressly contemplated by any other provision of this Agreement, neither the Company nor Parent nor any of their respective Subsidiaries shall, between the date of this Agreement and the Effective Time, directly or indirectly do or propose to do any of the following without the prior written consent of the other, which consent shall not be unreasonably withheld or delayed:
          (a) amend or otherwise change its Articles of Incorporation, Bylaws or other similar organizational documents;
          (b) issue, sell, pledge, dispose of, grant, encumber, or otherwise subject to any Lien, or authorize such issuance, sale, pledge, disposition, grant or encumbrance of or subjection to such Lien, (i) any shares of any class of capital stock of the Company or Parent or any Subsidiary of either of them, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including any phantom interest), of either of them or of any Subsidiary; or (ii), any assets, tangible or intangible, of the Company or the Parent or any of its Subsidiaries, except for the exercise of options, covenants or other similar rights outstanding as of the date of this Agreement and in accordance with the terms of such options, warrants or other similar rights in effect on the date of this Agreement;
          (c) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock;
          (d) reclassify, consolidate, exchange, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock or issue or authorize the issuance of any other securities in lieu of or in substitution for any of its equity securities;
          (e) (i) acquire (including by merger, amalgamation, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization (or any division thereof) or any property or asset, except assets (including assets or accounts from suppliers, vendors or dealers) in the ordinary course of business and in a manner consistent with past practice; (ii) authorize, or make any commitment with respect to, any capital expenditure, other than maintenance expenditures in the ordinary course of business and consistent with past practice; (iii) enter into any new line of business; or (iv) make investments in persons other than existing Subsidiaries;
          (f) (i) increase the compensation payable or to become payable or the benefits provided to its current or former directors, officers or employees, (ii) grant any retention,

severance or termination pay (other than pursuant to the severance policy as in effect on the date hereof) to, or enter into any employment, bonus, change of control or severance agreement with, any current or former director, officer or other employee of it or of any Subsidiary; (iii) establish, adopt, enter into, terminate or amend or take any action to accelerate (other than in the case of Parent, the acceleration of all outstanding options of Parent as disclosed at Section 5.01(f) of Parent Disclosure Schedule) any rights or benefits of any collective bargaining, bonus, profit sharing, trust, compensation, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee except as required by Law; (iv) loan or advance any money or other property to any current or former director, officer or employee; or (v) enter into any new employment arrangements with any senior or executive officer;
          (g) make any material change (or file for such change) in any method of financial or Tax accounting, policies, principles, methods, or practices (including adopting any new accounting policies, principles, methods, or practices) except insofar as may be required by a change in GAAP (with respect to the Company and its Subsidiaries) or Canadian GAAP (with respect to Parent and its Subsidiaries) or applicable Law;
          (h) make, change or rescind any material Tax election, file any amended Tax Return, except as described in Section 3.13(a) and as required by applicable Law, enter into any closing agreement relating to Taxes, waive or extend the statute of limitations in respect of Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business) or settle or compromise any material Canada or United States federal, provincial, state or local income Tax liability, audit, claim or assessment, or surrender any right to claim for a Tax Refund;
          (i) pay, settle, discharge or satisfy any material claims, liabilities, litigation, lawsuits, arbitration, proceedings or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business and substantially consistent with past practice of liabilities reflected or reserved against in the financial statements of Parent or the Company, as appropriate, or incurred after the date hereof in the ordinary course of business and in a manner consistent with past practice;
          (j) fail to maintain in full force and effect its existing insurance policies covering its respective properties, assets and businesses;
          (k) enter into, amend, modify, terminate or consent to the termination of any Contract that would be material to its business;
          (l) repurchase, extend, renew, repay or incur any Indebtedness (other than in connection with letters of credit in the ordinary course of business) or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or make any loans or advances, or grant any security interest in any of its assets, except for repayments of Indebtedness, in the ordinary course of business and consistent with past practice; or

          (m) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of the Company, Parent or any of their respective Subsidiaries, as applicable;
          (n) except as listed in Section 5.01(n) of the Parent Disclosure Schedule, sell, pledge, lease, exclusively license, transfer, dispose of or encumber any assets;
          (o) waive, release, grant or transfer any claims or rights of material value;
          (p) except as listed in Section 5.01(p) of the Company Disclosure Schedule and Section 5.01(p) of the Parent Disclosure Schedule, expend or commit to expend any amounts in excess of $100,000 without the prior written approval of the Parent or the Company, as applicable;
          (q) enter into or modify any Material Contract or series of Contracts resulting in a new Material Contract or series of related new Material Contracts or modifications to an existing Material Contract or series of related existing Material Contracts outside of the ordinary course, that would alone or in the aggregate, be reasonably expected to have a Company Material Adverse Effect or Parent Material Adverse Effect;
          (r) agree, in writing or otherwise, to take any of the foregoing actions or any action which would make any representation or warranty contained in Articles III or IV hereof, as appropriate, untrue or incorrect in any material respect; or
          (s) issue any press release or otherwise make public statements with respect to this Agreement, the Arrangement or any Transaction contemplated by this Agreement without the consent of the other party (which consent shall not be unreasonably withheld or delayed) and Parent shall not make any filing with any Governmental Authority with respect thereto without prior consultation with the Company and the Company shall not make any filing with any Governmental Authority with respect thereto without prior consultation with Parent; provided, however, that the foregoing shall be subject to each party’s overriding obligation to make any disclosure or filing required under applicable Laws, and in accordance therewith, and the party making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other party and reasonable opportunity to review or comment on the disclosure or filing and the party making such disclosure shall give reasonable consideration to any comments made by the other party or its counsel, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.
ARTICLE VI
ADDITIONAL AGREEMENTS
     SECTION 6.01 Preparation of Information Circular; Parent Shareholders’ Meeting.
          (a) By the later of fifteen (15) Business Days following delivery to Parent by the Company of all information regarding the Company referred to in Section 6.01(d)) and September 30, 2010, Parent shall prepare and complete, in consultation with the Company, the Information Circular together with any other documents required by Applicable Securities Laws in connection with the Parent Shareholders’ Meeting, and Parent shall, promptly after obtaining the Interim Order, cause the Information Circular and other documentation required in connection with the Parent Shareholders’ Meeting to be filed and to be sent to each Parent Shareholder and other persons as required by Applicable Securities Laws and the Interim Order.
          (b) Parent shall ensure that the Information Circular complies in all material respects with all Applicable Securities Laws and the Interim Order, and, without limiting the generality of the foregoing, that the Information Circular (including with respect to any information incorporated therein by reference) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than in each case with respect to any information furnished by the Company) and shall provide Parent Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Parent Shareholders’ Meeting and deliver valid proxies in all in accordance with Applicable Securities Law.
          (c) The Company and its legal counsel shall be given a reasonable opportunity (to be not less than five (5) Business Days) to review and comment on a draft of the Information Circular before it becomes final along with other documents related thereto to be delivered to the Parent Shareholders in connection with the Parent Shareholders’ Meeting, and reasonable consideration shall be given to any comments made by the Company and its counsel, provided that all information relating solely to the Company and its Subsidiaries included in the Information Circular shall be in form and content satisfactory to the Company, acting reasonably.
          (d) The Company shall timely furnish to Parent all such information concerning the Company as may be reasonably required by Parent in the preparation of the Information Circular and other documents related thereto, and the Company shall ensure that no such information shall contain any untrue statement of a material fact or omit to state a material fact required to be stated in the Information Circular in order to make any information so furnished or any information concerning the Company and its Subsidiaries not misleading in light of the circumstances in which it is disclosed.
          (e) The Company will indemnify and save harmless Parent, the Parent Subsidiaries and their respective directors, officers, employees, agents, advisors and representatives from and against any and all liabilities, claims, demands, losses, costs, damages and expenses to which Parent, any Parent Subsidiary or any of their respective directors, officers, employees, agents, advisors or representatives may be subject or may suffer, in any way caused by, or arising, directly or indirectly, from or in consequence of:
          (i) any misrepresentation in any information included in the Information Circular that is provided by the Company pursuant to Section 6.01(d) for the purpose of inclusion in the Information Circular; and
          (ii) any order made, or any inquiry, investigation or proceeding by any securities authority or other Governmental Authority, based on any misrepresentation in any information provided by the Company pursuant to Section 6.01(d) for the purpose of inclusion in the Information Circular.

          (f) Parent and the Company shall each promptly notify the other if at any time before the Effective Time it becomes aware (in the case of Parent only with respect to Parent and in the case of the Company only with respect to the Company) that the Information Circular contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Information Circular, and the Company and Parent shall co-operate in the preparation of any amendment or supplement to the Information Circular, as required or appropriate, and Parent shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Information Circular to the Parent Shareholders and, if required by Applicable Securities Laws, file the same with the securities authorities and as otherwise required.
          (g) Parent shall, as soon as practicable following the date of this Agreement, establish a record date for, duly call, give notice of, convene and hold a meeting of the holders of Parent Common Shares (the “Parent Shareholders’ Meeting”) in accordance with the Interim Order for the purpose of seeking the Parent Shareholders’ Approval; provided, however, for the avoidance of doubt, Parent may postpone or adjourn the Parent Shareholders’ Meeting (i) with the prior written consent of Company; (ii) for the absence of a quorum; (iii) subject to and in compliance with Section 6.03, to allow additional time for the filing and mailing of any supplemental or amended disclosure which the Board of Directors of Parent has determined is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by Parent’s shareholders before the Parent Shareholders’ Meeting; (iv) if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of Parent Shareholders’ Meeting to obtain Parent Shareholders’ Approval; or (v) if Parent has provided a written notice to Company pursuant to Section 6.03(f) hereof. Parent shall, through the Board of Directors of Parent, recommend to shareholders of Parent that they give the Parent Shareholders’ Approval (the “Parent Recommendation”), except as permitted by Section 6.03. Subject to Section 6.03, Parent will use its commercially reasonable efforts to solicit from its shareholders proxies in favor of the approval of this Agreement, the Arrangement Resolution and the Transactions. Parent shall keep the Company updated with respect to proxy solicitation results as reasonably requested by the Company.
     SECTION 6.02 Required Filings. As promptly as practicable (but in no event, with respect to filing, later than the date required under applicable Law), Parent will prepare and file any filings required to be filed by it under the Applicable Securities Laws relating to the execution of this Agreement and the consummation of the Merger, as well as under regulations of or as required by the Toronto Stock Exchange and such Governmental Authorities as may require the filing of such other filings. The Company will work together with Parent as promptly as practicable to prepare the filings referred to above and provide Parent whatever information is necessary to accurately complete such filings in a timely manner.
     SECTION 6.03 No Solicitation.
          (a) Subject to Section 6.03(b), during the period beginning on the date of this Agreement and until the earlier of the Effective Time or the termination of this Agreement pursuant to Article VII (the “Specified Time”), Parent shall not, and shall use its reasonable best efforts to cause its and its Subsidiaries’ directors, officers or employees, or any of its

Representatives not to, (i) solicit, initiate or knowingly encourage the submission of any Acquisition Proposal, (ii) approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, or any other agreement, arrangement or understanding, relating in any respect to any Acquisition Proposal, or (iii) participate in any substantive discussions or negotiations regarding, or furnish to any Person or provide any Person with access to, any material non-public information with respect to, or knowingly take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal. Parent shall promptly take the steps necessary to inform its Representatives of the obligations undertaken in this Section and Parent agrees that it shall be responsible for any breach of this Section by such Representatives as if such Representatives were parties to this Section.
          (b) Notwithstanding anything in this Agreement to the contrary, Parent may, in response to an unsolicited Acquisition Proposal received at any time prior to the receipt of the Parent Shareholders’ Approval, and which the Board of Directors of Parent determines, in good faith, after consultation with outside counsel and financial advisors and with such clarification from the Person making the Acquisition Proposal about terms and conditions as the Board of Directors of Parent reasonably requests, is, or may reasonably be expected to lead to, a Superior Proposal, (A) furnish information with respect to Parent and its Subsidiaries to the Person making such Acquisition Proposal and its Representatives pursuant to a customary confidentiality agreement and (B) participate in discussions or negotiations with such Person and its Representatives regarding such prior Acquisition Proposal, promptly provide to Company any non-public information concerning Parent or any Subsidiary thereof that is provided to the Person making such Acquisition Proposal or its Representatives that was not previously provided to the Company.
          (c) Prior to the conclusion of the Parent Shareholders’ Meeting, except as set forth in this Section, neither the Board of Directors of Parent nor any committee thereof shall (i) (A) withdraw or modify in a manner adverse to Company or Merger Sub, either (x) the approval, recommendation or declaration of advisability by such Board of Directors, or any such committee thereof, of this Agreement, the Merger or the other Transactions contemplated by this Agreement or (y) the determination by such Board of Directors or any such committee thereof that the Merger is in the best interests of the shareholders of Parent (a “Parent Adverse Recommendation Change”) or (B) recommend, adopt or approve, or publicly propose to recommend, adopt or approve, any alternative Acquisition Proposal, including any Superior Proposal, or (ii) approve any acquisition agreement or similar agreement (other than this Agreement) providing for an Acquisition Proposal (“Parent Acquisition Agreement”); provided, further, that the Board of Directors of Parent (I) in a situation not involving Parent’s receipt of an Acquisition Proposal, may take any of the actions set forth in clause (i)(A) of this Section 6.03, if the Board of Directors of Parent determines in good faith, after consultation with its outside legal counsel, that the failure to take such actions would result in a breach of the fiduciary duty of the Board of Directors of Parent to the shareholders of Parent under applicable Law; or (II) in the event of the receipt of an Acquisition Proposal, may take any of the actions referred to in clause (i) of this Section 6.03(c), if (1) the Parent complies with its obligations under this Section, (2) such Acquisition Proposal is a Superior Proposal, (3) the Board of Directors of Parent determines in good faith, upon the advice of its outside counsel, that the failure to take such actions would result in a breach of the fiduciary duty of the Board of Directors of Parent to the shareholders of

Parent under applicable Law, (4) the Parent has provided Company a least five (5) Business Days prior written notice of such proposal (“Superior Proposal Notice”), advising Company therein that the Board of Directors of Parent has received a Superior Proposal that it intends to accept, specifying therein the terms and conditions of such Superior Proposal and identifying therein the Person making such Superior Proposal, and (5) for a period of not less than five (5) Business Days after Company’s receipt of such Superior Proposal Notice, Parent has, if so requested by Company, negotiated in good faith with Company to amend or modify this Agreement so that the terms of this Agreement, would be at least as favorable to Shareholders as the Superior Proposal and the Parties hereto shall enter into an amended agreement reflecting the amended terms. The Parent acknowledges and agrees that each successive material modification of any Superior Proposal shall constitute a new Superior Proposal for purposes of the requirement of this Subsection 6.03(c) to initiate an additional five (5) Business Day negotiation period.
          (d) In addition to the obligations of Parent set forth in subsections (a) through (c) above, Parent shall promptly advise Company of any request for information or the submission or receipt of any Acquisition Proposal made after the date hereof, or any inquiry with respect to or that could lead to any Acquisition Proposal, the material terms and conditions of such request, Acquisition Proposal or inquiry, and the identity of the Person making any such request, Acquisition Proposal or inquiry and the Parent’s response or responses thereto. Parent shall keep Company fully informed on a prompt and reasonably current basis as to the status and details (including amendments or proposed amendments) of any such request, Acquisition Proposal or inquiry. Parent shall promptly provide to Company copies of all written correspondence or other written material, including material in electronic written form, between Parent and any Person making any such request, Acquisition Proposal or inquiry. Upon the execution of this Agreement, Parent will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing and will promptly request that all Persons provided confidential information concerning Parent and its Subsidiaries pursuant to a confidentiality agreement return to Parent all such confidential information, without keeping copies thereof (if permissible under such agreement), in accordance with such confidentiality agreement.
          (e) Notwithstanding anything to the contrary contained in this Agreement, the obligation of Parent to call, give notice of, convene and hold the Parent Shareholders’ Meeting shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to it of any Acquisition Proposal, or by any Parent Adverse Recommendation Change. Parent shall not submit to the vote of its shareholders any Acquisition Proposal, or propose to do so.
          (f) Nothing contained in this Section (or elsewhere in the this Agreement) shall prohibit Parent or its Board of Directors from taking and disclosing to the shareholders of Parent, a position with respect to a take-over bid or from making any disclosure to the shareholders of Parent if, in the good faith judgment of the Board of Directors of Parent, after consultation with outside counsel and upon receipt of the advice thereof, failure to so disclose would be inconsistent with its obligations under applicable Law; provided, that the content of any such disclosure thereunder shall be governed by the terms of this Agreement, including with respect to any Parent Adverse Recommendation Change as set forth in Section 6.03(c).

          (g) For purposes of this Agreement, the following terms shall have the meanings set for the below:
          (h) “Acquisition Proposal” means (i) any proposal or offer for a merger, consolidation, dissolution, recapitalization or other business combination (whether in a single transaction or series of related transactions) involving Parent or any of its Subsidiaries, in each case other than the Merger, (ii) any proposal for the issuance by Parent of over 15% of the Parent Common Shares as consideration for the assets or securities of another Person, in each case other than the Merger, (iii) any proposal or offer to acquire in any manner, directly or indirectly, over 15% of the Parent Common Shares or consolidated total assets of Parent or to which 15% of or more the Parent’s revenues or earnings on a consolidated basis are attributable, in each case other than the Merger, (iv) any other acquisition or disposition the consummation of which would essentially prevent the consummation of the Merger, (v) any take-over bid that, if consummated, would result in any Person or Persons acting jointly or in concert owning 15% or more of any class of equity securities of Parent, or (vi) any public announcement by Parent or any third party of a proposed plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.
          (i) “Superior Proposal” means a proposal to acquire, directly or indirectly, for consideration consisting of cash, securities or a combination thereof, more than 50% of the Parent Common Shares or all or substantially all of the assets of Parent and its Subsidiaries on a consolidated basis, made by a third party, and which is otherwise on terms and conditions that the Board of Directors of Parent determines in good faith (after consultation with outside counsel and outside financial advisors) would, after taking into account all the terms and conditions of the such Acquisition Proposal, including any breakup fees, expenses, reimbursement provisions and conditions (including, but not limited to, financial, legal or regulatory conditions) to consummate the transaction, (A) result in a transaction that is more favorable, from a financial point of view, to the shareholders of Parent than the transactions contemplated hereby if such Acquisition Proposal were to be consummated, (B) the Board of Directors reasonably believes that the Acquisition Proposal has a substantial likelihood of being consummated, and (C) for which financing, to the extent required, is then fully committed or is from a person which, in the good faith reasonable judgment of the Board of Directors (after consultation with its outside financial advisors) is financially capable of consummating the proposal.
     SECTION 6.04 Exclusive Dealing. During the period from the date of this Agreement through the Closing Date or the earlier of the termination of this Agreement or Company’s receipt of notice from Parent delivered pursuant to Section 6.03(b), neither the Company nor the Shareholder shall take any action to solicit, encourage, initiate or engage in discussions or negotiations with, or provide any information to or enter into any agreement with any Person (other than Parent) concerning any purchase of any of the Parent’s equity securities or any merger, sale of substantial assets or similar transaction involving the Company (other than assets sold, and transactions completed, in the ordinary course of business consistent with past practices).

     SECTION 6.05 Directors’ and Officers’ Indemnification.
          (a) For a period of six (6) years after the Closing Date, Parent shall not amend, repeal or otherwise modify the indemnification provisions in the articles of incorporation and bylaws of the Surviving Corporation or of Parent in any manner that would adversely affect the rights thereunder of individuals who at any time prior to the Closing Date were shareholders, directors or officers of either the Surviving Corporation or Parent in respect of actions or omissions occurring at or prior to the Closing Date (including the transactions contemplated by this Agreement), unless such modification is required by Law.
          (b) Parent shall negotiate and purchase “tail” insurance coverage covering Parent’s and the Company’s existing officers and directors from Parent’s or the Company’s existing directors and officers liability insurers, or from other insurers, that provides for a period of six (6) years of coverage that is no less favorable in both amount and terms and conditions of coverage than the existing directors and officers liability insurance programs, or if substantially equivalent insurance coverage is not available, the best available coverage.
          (c) If the Surviving Corporation or Parent or any of their successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of such company shall assume all of the obligations set forth in this Section 6.05.
          (d) This Section 6.05 is intended to be for the benefit of, and shall be enforceable by, each present and former shareholder, director or officer of the Company and Parent and his or her heirs and personal representatives and shall be binding on the Parent and the Surviving Corporation following the Closing Date, and their respective successors and assigns and shall be in addition to, and not in substitution for, any other rights to indemnification or contribution that any such shareholder, director or officer may have by contract, at Law or otherwise.
     SECTION 6.06 Further Action; Reasonable Best Efforts.
          (a) Upon the terms and subject to the conditions of this Agreement, each of the parties hereto agrees to use its reasonable best efforts to (i) take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the Transactions, and (ii) obtain from Governmental Authorities and third parties any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained by Parent or the Company or any of their respective subsidiaries in connection with the authorization, execution and delivery of this Agreement.
          (b) As soon as practicable after the date of this Agreement, each of the parties hereto agrees to make an appropriate filing pursuant to the HSR Act with respect to the transactions contemplated by this Agreement and to supply as promptly as practicable to the appropriate Governmental Authorities any additional information and documentary material that may be requested pursuant to the HSR Act.

          (c) Subject to appropriate confidentiality protections, each of Parent and the Company shall have the right to review and approve in advance drafts of all applications, notices, petitions, filings and other documents made or prepared in connection with the items described in clauses (a) and (b) above, which approval shall not be unreasonably withheld or delayed, shall cooperate with each other in connection with the making of all such filings, shall furnish to the other party such necessary information and assistance as such other party may reasonably request with respect to the foregoing and shall provide the other party with copies of all filings made by such party with any applicable Government Authority, and, upon request, any other information supplied by such party to a Governmental Authority in connection with this Agreement and the Transactions.
          (d) Parent and Merger Sub agree to take whatever action as may be necessary or required by any Governmental Authority to resolve any objections asserted under the HSR Act or any other applicable federal or state antitrust, competition or fair trade Laws with respect to the Transactions (including, without limitation, agreeing to hold separate or to divest any of the businesses, products or assets of Parent, Merger Sub, the Company or any of their respective affiliates) or to avoid the entry of, or to effect the dissolution of, any non-appealable permanent injunction or other final judgment that has the effect of preventing the consummation of any of the Transactions. Notwithstanding anything in this Agreement to the contrary, no action taken by Parent or Merger Sub pursuant to this Section 6.06(d) shall entitle Parent to reduce the consideration payable hereunder, and the Company shall not be required to divest or hold separate any assets or businesses or otherwise take or commit to take any action that limits its freedom of action with respect to any of the Company’s direct or indirect assets or businesses.
          (e) Merger Sub, the Company, and Parent shall use their respective reasonable best efforts to obtain any third party consents (i) necessary, proper or advisable to consummate the Transactions, (ii) disclosed in the Company Disclosure Schedule or (iii) required to prevent a Company Material Adverse Effect from occurring prior to the Effective Time. In the event that the Company shall fail to obtain any third party consent described above, the Company shall use its reasonable best efforts, and shall take such actions as are reasonably requested by Parent, to minimize any adverse effect upon the Company and Parent and their respective businesses resulting, or which could reasonably be expected to result, after the Effective Time, from the failure to obtain such consent. In addition, at the request of Parent, the Company shall use its reasonable best efforts to assist Parent in obtaining any estoppel certificates from any ground lessor under the ground leases underlying the Leased Properties.
          (f) Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent from any person (other than a Governmental Authority) with respect to the Merger or any other Transaction, (i) without the prior written consent of Parent which shall not be unreasonably withheld, none of the Company or any of its Subsidiaries shall pay or commit to pay to such person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation due to such person and (ii) none of Parent, Merger Sub or their respective affiliates shall be required to pay or commit to pay to such person whose approval or consent is being solicited any cash or other consideration, make any commitment or to incur any liability or other obligation.

     SECTION 6.07 Obligations of Parent and Merger Sub. Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Transactions on the terms and subject to the conditions set forth in this Agreement.
     SECTION 6.08 Public Announcements. The initial press release relating to this Agreement shall be a joint press release the text of which has been agreed to by each of Parent and the Company. Thereafter, each of Parent and the Company shall consult in good faith with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or any of the Transactions and shall not issue any such press release or make any such public statement, except, in the opinion of counsel for Parent or the Company (as the case may be) as may be required by applicable Law or the requirements of any applicable securities exchange, in which case the issuing party shall use its reasonable best efforts to consult with the other party before issuing any press release or making any such public statements.
     SECTION 6.09 Transfer Taxes. The Company and Parent shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any sales, transfer, stamp, stock transfer, value added, use, real property transfer or gains and any similar Taxes which become payable in connection with the transactions contemplated by this Agreement. Each of Parent and the Surviving Corporation agrees to assume liability for and pay any sales, transfer, stamp, stock transfer, value added, use, real property transfer or gains and any similar Taxes, as well as any transfer, recording, registration and other fees that may be imposed upon, payable or incurred in connection with this Agreement and the Transactions.
     SECTION 6.10 Board of Directors and CEO. The Board of Directors of Parent immediately following the Effective Date, as set forth in the Information Circular, shall consist of eight (8) members, five (5) of whom shall be appointed by the shareholders of the Company (of which three (3) shall meet applicable requirements to be deemed independent) including Mr. Wayne Huizenga who will be non-executive Chairman of Parent, and three (3) shall be appointed by Parent (one (1) of whom shall meet applicable requirements to be deemed independent). The Chief Executive Officer of Parent immediately following the Effective Date shall be Mr. Steve Berrard.
     SECTION 6.11 Tax Treatment. Until the Effective Time, the Company and Parent each shall, and from and after the Effective Time Parent shall, use its best efforts to qualify the Merger, and shall use best efforts not to take any action to cause the Merger, not to qualify as a reorganization within the meaning of Section 368(a) of the Code. From and after the Effective Time, (a) Parent shall cause the Surviving Corporation to continue the Company’s historic business or use a significant portion of the Company’s historic business assets in a business within the meaning of the Treasury Regulation Section 1.368-1(d), and (b) Parent and Merger Sub shall, and Parent shall cause the Surviving Corporation to, treat the Merger as a “reorganization” within the meaning of Section 368(a) of the Code and shall file such information with their income Tax Returns as may be required by Treasury Regulation Section 1.368-3 or other applicable Law.

     SECTION 6.12 Reimbursement of Working Capital/Acquisition Capital. Parent acknowledges and agrees that it shall reimburse the appropriate Company shareholder or such shareholder’s affiliate for (i) previously funded working capital requirements of the Company, totaling U.S. $2,000,000 which reimbursement shall be made on the first annual anniversary of the Closing, and (ii) acquisitions concluded by the Company or its Subsidiaries between the execution hereof and the Closing, totaling no more than U.S. $1,500,000 which reimbursement shall be at Closing. The foregoing capital fundings shall be evidenced by Company notes at the Applicable Federal Rate of interest.
     SECTION 6.13 Form 10. Parent and the Company acknowledge and agree that they shall be required to file a Form 10 with the U.S. Securities and Exchange Commission. Parent and the Company agree to take all actions reasonably necessary to comply with the Form 10 filing requirements including supply audited financial statements that comply with the requirements of US GAAP.
     SECTION 6.14 Integrated Brands Inc. Parent agrees that at least one (1) business day before the certificate of domestication with respect to the Parent is filed or is effective (whichever is earlier) in Delaware under Section 388 of the GCL, (i) all rights, title and interest of all issued and outstanding shares of common stock or other form of equity ownership of Integrated Brands Inc. owned by Parent and (ii) all accounts receivable of Integrated Brands, Inc. and any of its subsidiaries held by Parent, shall be transferred to 7624026 Canada Inc. The shares of Integrated Brands Inc. common stock and accounts receivable shall be more definitively described in Section 6.14 of the Parent Disclosure Schedules. 7624026 Canada Inc. is and shall be at all pertinent times (i) a wholly-owned direct subsidiary of Parent, and (ii) a corporation organized under the laws of Canada and not under the laws of the United States, any state of the United States or the District of Columbia. Parent agrees to consult with the Company and obtain Company’s reasonable consent to the form of assignment, board resolution and other documents to effect the foregoing and Parent shall provide Company with such other documents as may be reasonably requested by Company.
     SECTION 6.15 Company Credit Agreement.
          (a) Parent and Company have agreed to the following with respect to the Company’s Credit Agreements with Wachovia Bank, NA (“Bank”). Prior to Closing, Company shall use its best commercially reasonable efforts to negotiate with Bank to either (i) renew the current Credit Agreements for an additional term on substantially similar terms as currently in place when such terms are considered as a whole, or (ii) agree with Bank (or a reasonable replacement lender) to enter a new credit agreement on terms that are substantially similar to the terms contained in the current Credit Agreements when such terms are considered as a whole, including, if necessary, the granting of a guarantee by a shareholder of the Company or an affiliate of such shareholder (“Guarantee”) (in the case of (a)(i) and (ii) (a “New Credit Agreement”)) or (iii) have Bank consent to the Merger and agree that the Credit Agreements shall remain outstanding. If Company is successful in concluding any of the three alternatives above then the condition set forth in Section 7.02(f) shall be deemed satisfied.
          (b) If the Company is not successful in concluding any alternative outlined in Section 6.15(a) above, then the condition set forth in Section 7.02 (f) shall not be deemed satisfied and Parent will have all of its remedies contained in this Agreement including its remedies contained in Article IX.
     SECTION 6.16 Prepayments of Credit Facility and Release of Guarantee.
          (a) In the event that a Company shareholder or affiliate of such shareholder provides a Guarantee and Bank agrees to a New Credit Agreement on substantially similar terms as those contained in the current Credit Agreements or Bank consents to the Merger transaction and the continuation of the Credit Agreements and as a result, the conditions in Section 7.02(f) become satisfied pursuant to Section 6.15 then Parent and Company agree that the outstanding balance under the New Credit Agreement or the Credit Agreements can be prepaid and/or the Guarantee can be replaced, released or removed upon the occurrence of any of the following events:
          (i) in the event that the Company is able to replace the credit facilities contained in the Credit Agreements and/or the Guarantee with a term loan or revolving credit facility that contains then current market terms with or without the requirement of Guarantee, provided that the Company hereby agrees that the outstanding balance of such term loan or revolving credit facility cannot be prepaid unless the events described in subpart (a)(ii) or (iii) of this Section 6.16 have occurred; or
          (ii) at such time as the Company’s trailing 12 month EBITDA exceeds $25,000,000; or
          (iii) the Company may use the proceeds from any debt or equity offering by Company or Parent to prepay some or all of the outstanding balance under the Credit Agreement.
          (b) Parent and Company agree that in the event that a Guarantee is provided by a Company shareholder or affiliate of such shareholder, including the currently existing guarantee by a Company shareholder to Bank (“Prior Guarantee”), such credit enhancement will be of substantial benefit to the Company. Further the Parties agree that they will use reasonable efforts consistent with sound business practice to replace or remove such Guarantee or Prior Guarantee at the earliest reasonable opportunity. Accordingly, if the Guarantee or Prior Guarantee has not been replaced, released or removed by the first annual anniversary of the Effective Time of the Merger then the shareholder or shareholder affiliate providing the Guarantee or Prior Guarantee has the option to prepay the outstanding balance under the Credit Agreements or the New Credit Agreement, as the case may be, and to receive, subject to applicable securities laws and regulatory and stock exchange approvals, as consideration of such satisfaction of this Company obligation that number of shares of Parent Common Stock determined by dividing the aggregate outstanding balances under the Credit Agreements or the New Credit Agreement, as the case may be, to be prepaid by the then current market price of Parent Common Stock. For the purposes of this option the current market price of Parent Common Stock shall be calculated as the average closing price of Parent Common Stock for the 10 trading day period immediately following Parent’s public release of its 2011 year end earning results. This option is non-assignable by the option holder, shall be evidenced by a written option agreement delivered by Parent at Closing and shall be exercisable only for the 10

Business Days following the date of determination of the current market price. Parent shall provide the option holder with written notice of such current market price and upon delivery of such notice the 10 Business Day exercise period shall commence.
ARTICLE VII
CONDITIONS TO THE MERGER
     SECTION 7.01 Conditions to the Obligations of Each Party. Subject to Section 7.02(e) and subject to waiver as set forth in Section 10.05, the respective obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction at or prior to the Closing Date of the following conditions:
          (a) Parent Shareholders’ Approval. This Agreement and the Transactions contemplated herein shall have received Parent Shareholders’ Approval.
          (b) No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law, rule, regulation, judgment, decree, executive order or award which is then in effect and has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.
          (c) U.S. Antitrust Approvals and Waiting Periods. Any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.
          (d) Other Government Approvals or Notices. All consents, waivers, approvals and authorizations required to be obtained, and all filings or notices required to be made, by Parent and Merger Sub and the Company or any Subsidiary prior to the Closing (other than the filing and recordation of merger documents in accordance with the NRS) shall have been obtained from and made with all required Governmental Authorities, except for such consents, waivers, approvals or authorizations which the failure to obtain, or such filings or notices which the failure to make, would not have a Company Material Adverse Effect prior to or after the Effective Time or be reasonably likely to subject the Company, Parent, Merger Sub or any of their respective Subsidiaries or any of their respective officers or directors to substantial penalties or criminal liability.
          (e) No Law. No applicable Law shall be in effect that makes the consummation of the Transactions contemplated herein illegal or otherwise prohibits or enjoins Parent or the Company from consummating the Merger and Transactions contemplated herein;
          (f) Toronto Stock Exchange Approval. The approval of the Toronto Stock Exchange shall have been obtained on terms and conditions satisfactory to Parent and the Company, each acting reasonably;
          (g) Interim Order and Final Order. The Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to Parent and the Company, acting reasonably, on appeal or otherwise;

          (h) No Termination. This Agreement shall not have been terminated in accordance with its terms; and
          (i) Agreement to Deliver Section 7.02(e) Certificate. The Company and Shareholder shall have received reasonable evidence of compliance with the conditions contained in Sections 7.01, 7.02 and 7.03 (other than those conditions that by their terms are to be satisfied or waived at the Closing) to enable it to knowingly execute and deliver the Certificate described in Section 7.02(e).
          (j) Registration Rights Agreement. Parent and the affiliates of Parent listed on Schedule 8.03 of the Parent Disclosure Schedule shall have delivered an executed registration rights agreement on the terms set forth at Sections 8.02 through 8.06 hereto.
     SECTION 7.02 Conditions to the Obligations of Parent and Merger Sub. Subject to Section 7.02(e) and subject to waiver as set forth in Section 10.05, the obligations of Parent and Merger Sub to consummate the Merger are also subject to the satisfaction at or prior to the Closing Date of the following conditions:
          (a) Representations and Warranties. (i) The representations and warranties of the Company and the Shareholder contained in this Agreement not qualified by a “materiality” or “Company Material Adverse Effect” qualifier shall be true and correct in all material respects, and (ii) the representations and warranties of the Company and the Shareholder contained in this Agreement qualified by a “materiality” or “Company Material Adverse Effect” qualifier shall be true and correct in all respects, in the case of both (i) and (ii) above as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date or, to the extent representations and warranties speak as of an earlier date as of such earlier date.
          (b) Agreements and Covenants. The Company and the Shareholder shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.
          (c) Officer’s Certificate. The Company and the Shareholder shall have each delivered to Parent a certificate, dated the date of the Closing, signed by an officer of the Company and the Shareholder certifying as to the satisfaction of the conditions specified in Sections 7.02(a) and 7.02(b).
          (d) No Material Adverse Effect. Since the date hereof, there shall not have been or occurred a change, event or occurrence that has had, or will have, a Company Material Adverse Effect.
          (e) Pre-Closing Certificate. The Company and the Shareholder shall have each delivered to Parent a certificate, dated no later than the third Business Day after the date on which each of the conditions set forth in Article VII have been satisfied, or waived by the party entitled to the benefit of such conditions, (other than those conditions that by their terms are to be satisfied or waived at the Closing), signed by an officer of the Company and the Shareholder certifying as to the satisfaction of the conditions specified in Sections 7.02(a) and 7.02(b) and subject to the satisfaction of the condition described in Section 7.01(i), with the exception of the condition contained in Section 7.01(b), that, in the absence of fraud, accepts the satisfaction of any conditions, compliance with which is for the benefit of the Company contained in this Agreement.
          (f) Third Party Consent. The Company shall have delivered to Parent and Merger Sub evidence reasonably satisfactory to Parent that Bank has agreed to renew the Credit Agreements or enter into New Credit Agreements on substantially similar terms when taken as a whole as the terms contained in the Credit Agreements which New Credit Agreements are entered with due consideration of the Merger and Transactions contemplated herein.
          (g) Lock-Up. The Company shall have delivered to Parent an executed lock-up agreement on substantially the same terms as the lock-up set out at Section 8.01 hereof, dated on or prior to the Closing Date, from the individuals identified at Section 8.01 of the Company Disclosure Schedule.
     SECTION 7.03 Conditions to the Obligations of the Company. Subject to waiver as set forth in Section 10.05, the obligations of the Company to effect the Merger are also subject to the satisfaction at or prior to the Closing Date of the following conditions:
          (a) Representations and Warranties. Each of the representations and warranties of Parent and Merger Sub that are qualified by materiality shall be true and correct in all respects, and the representations and warranties of Parent and Merger Sub contained in this Agreement that are not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date, except to the extent expressly made as of an earlier date, in which case as of such earlier date.
          (b) Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.
          (c) Officer’s Certificate. Parent and Merger Sub each shall have delivered to the Company a certificate, dated the date of the Closing, signed by an officer, certifying as to the satisfaction of the conditions specified in Sections 7.03(a) and 7.03(b) and shall certify in such certificate, that as of the Closing Date, subject to Section 6.12 hereof, Parent maintains accounts at TD Waterhouse which, in the aggregate contain not less than Canadian $62,500,000 in cash, cash equivalents and short term investments.
          (d) No Material Adverse Effect. Since the date hereof, there shall not have been or occurred a change, event or occurrence that has had, or will have, a Parent Material Adverse Effect.
          (e) Option Agreement. Parent shall deliver the option to the shareholder or affiliate providing the Guarantee or Prior Guarantee as provided in Section 6.16 hereof.
          (f) Domestication Documentation. The Company shall have received (i) a copy of the Delaware certificate of domestication, certificate of continuance, and certificate of incorporation of Parent as a Delaware corporation, all dated at least one day before the date on which the Effective Time occurs, as well as any other documentation required by Delaware law to effectuate the Domestication and (ii) a copy of the Canadian certificate of discontinuance dated at least one day before the date on which the Effective Time occurs, as well as any other documentation required by Canadian law to effectuate the Domestication.
          (g) Parent Capitalization Tables. The Company shall have received capitalization tables of the Parent’s equity securities as of the date of execution of this Agreement and as of the Closing Date giving effect to this Merger Transaction, certified by Parent’s chief financial officer as true and correct at each such date.
ARTICLE VIII
LOCK-UPS AND REGISTRATION RIGHTS
     SECTION 8.01 Lock-Ups. The Shareholder hereby agrees not to, directly or indirectly, offer, sell, contract to sell, lend, swap, or enter into any other agreement to transfer the economic consequences of, or otherwise dispose of or deal with, or publicly announce any intention to offer, sell, contract to sell, grant or sell any option to purchase, transfer, assign, purchase any option or contract to sell, lend, swap, or enter into any other agreement to transfer the economic consequences of, or otherwise dispose of or deal with, whether through the facilities of a stock exchange, by private placement or otherwise, any Parent Common Shares received by the Shareholder in connection with this Agreement and the Transactions contemplated herein, held by the Shareholder, directly or indirectly (the “Shareholder’s Securities”) for a period ending upon the earlier of (i) the public release of Parent’s earnings for fiscal year 2011 or (ii) March 31, 2012, unless (among other exceptions) (a) it first obtains the prior written consent of Parent, which consent will not be unreasonably withheld or delayed, or (b) there occurs a take-over bid or similar transaction involving a change of control of Parent. In addition, notwithstanding the foregoing, the Shareholder may: (a) transfer, sell or otherwise dispose of any or all of such Shareholder’s Securities to (i) a spouse, parent, child or grandchild of the undersigned (a “Relation”), (ii) corporations, partnerships, limited liability companies or other entities to the extent that such entities are wholly-owned by such Shareholder, (iii) any trusts existing solely for the benefit of such Shareholder and/or a Relation, solely to the extent that in clauses (i), (ii) and (iii) the recipient of the Shareholder’s Securities execute an agreement stating that the transferee is receiving and holding such securities subject to the provisions of this Agreement and there shall be no further transfer of such securities except in accordance with this Agreement; and (b) pledge the Shareholder’s Securities to a bank or other financial institution for the purpose of giving collateral for a debt made in good faith. Notwithstanding the foregoing, the provisions of this Section shall immediately terminate and be unenforceable upon the death of Shareholder. Parent acknowledges that the shares of Parent Common Stock issuable to Company’s investment bank from the shares received by Company pursuant to Section 2.01(a) shall not be subject to lock-up.
     The Shareholder hereby acknowledges that the Parent is relying upon this lock-up in proceeding toward consummation of the Merger and Transactions contemplated herein. The Shareholder further understands that this lock-up is irrevocable and shall be binding upon such Shareholder’s legal representatives, successors, and permitted assigns, and shall enure to the benefit of the Parent and its successors and permitted assigns. Each of the Company shareholders identified in Section 8.01 of the Company Disclosure Schedules shall execute and deliver at Closing a lock-up agreement that provides substantially the same lock-up covenants as those provided by Shareholder.
     SECTION 8.02 Registration Rights. The shareholders of the Company may assign the registration rights with respect to the Parent Common Shares received hereunder to any party or parties to which they may from time to time transfer such shares. Upon assignment of any registration rights pursuant to Sections 8.02 through 8.06 hereof, the shareholders shall deliver to Parent a notice of such assignment which includes the identity and address of any assignee (collectively and together with any of the shareholders, the “Holders” and each such subsequent holder is referred to as a “Holder”).
     SECTION 8.03 Required Registration. As promptly as practicable after the Closing, Parent agrees to register (1) all of the shares of Parent Common Stock received by the shareholders of the Company in connection with the Merger and (2) all of the shares of Parent Common Stock received by certain affiliates of Parent, who are listed on Section 8.03 of the Parent Disclosure Schedule, in connection with the Domestication (together, all the shares referred to in items (1) and (2) of this Section 8.03 are referred to herein as the “Registrable Shares”) pursuant to a registration statement on Form S-1 or such other form as may be appropriate for Parent to use at the time of such registration (the “Shelf Registration”). Parent shall maintain the effectiveness of the Shelf Registration until such time as Parent reasonably determines, based on an opinion of counsel, that the holders of Registrable Shares will be eligible to sell all of the shares of Parent Common Stock then owned by them without the need for continued registration of such shares, during the three month period immediately following the proposed termination of the effectiveness of the Shelf Registration. Parent’s obligations contained in this Section shall terminate on the fifth anniversary of the Effective Date. The term Registrable Shares shall also include any shares of Parent Common Stock issued to the holders of Registrable Shares in respect of such shares by way of stock dividend or stock split or in connection with any combination or subdivision of shares, recapitalization, merger or consolidation or reorganization; provided however, that, as to any particular shares of Parent Common Stock, such shares will cease to be Registrable Shares when they have been sold pursuant to a registration statement or in a transaction exempt from the registration and prospectus delivery requirements of the Securities Act under Section 4(1) thereof so that all transfer restrictions and restrictive legends with respect thereto are removed upon the consummation of such sale and the purchaser and seller receive an opinion of counsel from Parent, which shall be in form and substance reasonably satisfactory to the purchaser and seller and their respective counsel, to the effect that such stock in the hands of the purchaser is freely transferable without restriction or registration under the Securities Act in any public or private transaction.
     SECTION 8.04 Registration Procedures.
          (a) Parent shall keep the holders of Registrable Shares advised in writing as to the initiation of a registration hereunder and as to the completion thereof. In addition, Parent shall at its own expense:
          (i) before filing a registration or prospectus or any amendment or supplements thereto subject to this Article VIII, furnish to [one counsel selected by the holders of Registrable Shares], copies of all such documents proposed to be filed; the portions of such documents provided in writing by the holders of Registrable Shares for use therein, and for which each such holder respectively shall indemnify Parent, shall be subject to each such holder’s approval;
          (ii) prepare and file with the SEC such amendments and supplements to such registration statement as may be necessary to keep such registration effective and comply with provisions of the Securities Act with respect to the disposition of all securities covered thereby during such period;
          (iii) update, correct, amend and supplement such registration, qualification or compliance as necessary;
          (iv) if an offering is to be underwritten, in whole or in part, enter into a written agreement in form and substance reasonably satisfactory to the managing underwriter and the holders of Registrable Shares participating in such offering;
          (v) furnish such number of prospectuses, including preliminary prospectuses, and other documents incident thereto as the holders of Registrable Shares may reasonably request from time to time;
          (vi) register or qualify such Registrable Shares under such other securities or blue sky laws of such jurisdictions of the United States as the holder of Registrable Shares may request to enable it to consummate the disposition in such jurisdiction of the Registrable Shares (provided that Parent will not be required to (1) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this section, or (2) consent to general service of process in any such jurisdiction);
          (vii) notify the holders of Registrable Shares at any time when a prospectus relating to the Registrable Shares is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in such registration statement contains an untrue statement of a material fact or omits any fact necessary to make the statement therein not misleading, and at the request of the holders of Registrable Shares, Parent will prepare a supplement or amendment to such prospectus, so that, as thereafter delivered to purchasers of such shares, such prospectus will not contain any untrue statements of a material fact or omit to state any fact necessary to make the statements therein not misleading;
          (viii) cause all such Registrable Shares to be listed on each securities exchange on which similar securities issued by Parent are then listed and obtain all necessary approvals for trading thereon;
          (ix) provide a transfer agent and registrar for all such Registrable Shares not later than the effective date of such registration statement;

          (x) upon the sale of any Registrable Shares pursuant to such registration statement, remove all restrictive legends from all certificates or other instruments evidencing the Registrable Shares;
          (xi) furnish, on the date that such Registrable Shares are delivered to the underwriter for sale in connection with a registration pursuant to this Section, if such Registrable Shares are being sold through an underwriter, or if such Registrable Shares are not being sold through an underwriter, on the date that the registration statement with respect to such Registrable Shares becomes effective, (i) an opinion dated such date of the counsel representing the Parent for purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering, addressed to such underwriter and (ii) a letter dated as of such date from the independent certified public accountant of Parent, in form and substance as is customarily given by independent certified public accountants to underwriters in connection with a public offering, addressed to the underwriter; and
          (xii) make available for inspection by the holders of Registrable Shares, any underwriter participating in any disposition pursuant to such registration statement, and the counsel for the holders of Registrable Shares, all financial and other records, pertinent corporate documents and properties of Parent, and cause Parent’s officers, directors and employees to supply all information reasonably requested by any such holder, underwriter, attorney, accountant or agent in connection with such registration statement.
          (b) Except as required by law, all expenses incurred by Parent in complying with this Article VIII, including but not limited to, all registration, qualification and filing fees, printing expenses, fees and disbursements of counsel and accountants for the Parent, blue sky fees and expenses (including fees and disbursements of counsel related to all blue sky matters) (“Registration Expenses”) incurred in connection with any registration, qualification or compliance pursuant to such Sections shall be borne by Parent. All underwriting discounts and selling commissions applicable to a sale incurred in connection with any registration of Registrable Shares and the legal fees of any holders of Registrable Shares shall be borne by such holders of Registrable Shares.
     SECTION 8.05 Further Information. If Registrable Shares owned by a holder are included in any registration, such holder shall furnish Parent such information regarding itself as Parent may reasonably request and as shall be required in connection with any registration, qualification or compliance referred to in this Agreement.
     SECTION 8.06 Indemnification Relating to Registration Rights.
          (a) With respect to any registration effected or to be effected pursuant to Article VIII, Parent shall indemnify each holder of Registrable Shares whose securities are included or are to be included therein, each of such holder’s directors and officers, each underwriter (as defined in the Securities Act) of the securities sold by such holder, and each Person who controls (within the meaning of the Securities Act) any such holder or underwriter (a “Controlling Person”) from and against all losses, damages, liabilities, claims, charges, actions, proceedings, demands, judgments, settlement costs and expenses of any nature whatsoever (including, without limitation, attorneys’ fees and expenses) or deficiencies of any such holder or any such underwriter or Controlling Person concerning:
          (i) any untrue statement (or alleged untrue statement) of a material fact contained in any prospectus, offering circular or other document (including any related registration statement, notification or the like) incident to any such registration, qualification or compliance;
          (ii) any omission (or alleged omission) to state therein a material fact, required to be stated therein or necessary to make the statement therein, in the light of the circumstances under which it was made, not misleading; or
          (iii) any violation by Parent of the Securities Act or any rule or regulation promulgated thereunder applicable to Parent, or of any blue sky or other state securities laws or any rule or regulation promulgated thereunder applicable to Parent, in each case, relating to any action or inaction required of Parent in connection with any such registration, and will reimburse each such Person entitled to indemnity under this Section for all legal and other expenses reasonably incurred in connection with investigating or defending any such loss, damage, liability, claim, charge, action, proceeding, demand, judgment, settlement or deficiency; provided, however, that, the foregoing indemnity and reimbursement obligation shall not be applicable to the extent that any such matter arises out of or is based on any untrue statement (or alleged untrue statement) or omission (or alleged omission) made in reliance upon and in conformity with written information furnished to the Parent by or on behalf of such holder or by or on behalf of such an underwriter specifically for use in such prospectus, offering circular or other document.
          (b) With respect to any registration effected or to be effected pursuant to this Agreement, each holder of Registrable Shares whose securities are included or are to be included therein, shall indemnify Parent from and against all losses, damages, liabilities, claims, charges, actions, proceedings, demands, judgments, settlement costs and expenses of any nature whatsoever (including, without limitation, attorneys’ fees and expenses) or deficiencies of Parent concerning:
          (i) any untrue statement (or alleged untrue statement) of a material fact contained in any prospectus, offering circular or other document (including any related registration statement, notification or the like) incident to any such registration, qualification or compliance;
          (ii) any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statement therein, in the light of the circumstances under which it was made, not misleading; or
          (iii) any violation by such holder of the Securities Act or any rule or regulation promulgated thereunder applicable to Parent or such Holder or of any blue sky or other state securities laws or any rule or regulation promulgated thereunder applicable to Parent or such holder, in each case, relating to any action or inaction required of such holder in connection with any such registration, qualification or compliance, and will reimburse Parent for all legal and other expenses reasonably incurred in connection with investigating or defending any such loss, damage, liability, claim, charge, action, proceeding, demand, judgment, settlement or deficiency; provided, however, that, the foregoing indemnity and reimbursement obligation shall only be applicable to the extent that any such matter arises out of or is based on any untrue statement (or alleged untrue statement) or omission (or alleged omission) made in reliance upon and in conformity with written information furnished to the Parent by or on behalf of such holder specifically for use in such prospectus, offering circular or other document; and provided further, however, that, the obligation of such holder hereunder shall be limited to an amount equal to the proceeds to such holder of Registrable Shares sold as contemplated hereunder.
ARTICLE IX
TERMINATION
     SECTION 9.01 Termination. This Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time by action taken or authorized by the Board of Directors of the terminating party or parties, notwithstanding any Shareholder Approval, and whether before or after the shareholders of the Parent have approved this Agreement at the Parent Shareholders’ Meeting, as follows:
          (a) by mutual written consent of Parent and the Company;
          (b) by either Parent or Company;
          (i) if the Merger is not consummated on or before November 30, 2010 (the “Outside Date”), unless the failure to consummate the Merger is the result of a willful and material breach of this Agreement by the party seeking to terminate this Agreement; or
          (ii) if any Governmental Authority issues an order, decree or ruling or takes any other action permanently enjoining, restraining or otherwise prohibiting the Merger, and such order, decree, ruling or other action is final and non-appealable; or
          (iii) if upon a vote thereon at the Parent Shareholders’ Meeting, the Parent Shareholders’ Approval is not obtained; provided that the right to terminate this Agreement pursuant to this Section 9.01(b)(iii) shall not be available to any party seeking termination if, at such time, such party is in material breach of or has materially failed to fulfill its obligations under this Agreement, and such breach or failure is the principal cause of the Parent Shareholders’ Approval not being obtained; or
          (iv) if there shall have been instituted or pending any legal or administrative proceeding, claim, suit or action by any Governmental Authority that seeks to (x) restrain or otherwise interfere with the Merger; (y) impose limitations on the ability of Parent, Merger Sub or Company (or any of their Affiliates) effectively to acquire or hold, or to require Parent, Merger Sub or Company or any of their respective Affiliates to dispose of or hold separate, any material portion of the assets or the business of any one of them; or (z) limit or prohibit any material business activity by Parent, Merger Sub or Company (or any of their Affiliates), including, without limitation, requiring the prior consent of any Person or entity (including any Governmental Authority) to future transactions by Parent, Merger Sub or Company (or any of their Affiliates); or
          (v) if the Interim Order and the Final Order shall have not been obtained on terms consistent with the Agreement or shall have been set aside or modified in a manner unacceptable to Parent or the Company, acting reasonably, on appeal; provided that the right to terminate this Agreement pursuant to this Section 9.01(b)(v) shall not be available to any party that has breached or failed to perform or observe the covenants and agreements of such party set forth herein, and the Parent and the Company have not mutually agreed to file an S-4 registration statement with the U.S. Securities and Exchange Commission and to extend the Outside Date as may be necessary; or
          (c) by Parent:
          (vii) if Company breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (a) would reasonably give rise to the failure of a condition set forth in Section 7.02(a) or 7.02(b) and (b) either (x) cannot be cured or (y) has not been cured by the Outside Date (provided that the consummation of the Transactions is not then being prevented by the willful and material breach by Parent or Merger Sub of any of the representations, warranties or covenants contained in this Agreement); or
          (viii) in connection with Parent entering into a definitive Parent Acquisition Agreement to effect a Superior Proposal; provided, however, that prior to terminating this Agreement pursuant to this Section, Parent shall have complied with the terms of Section 6.03 hereof;
          (d) by Company:
          (i) if Parent or Merger Sub breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (a) would reasonably give rise to the failure of a condition set forth in Section 7.03(a) or 7.03(b), and (b) either (x) cannot be cured or (y) has not been cured by the Outside Date (provided that the consummation of the Transactions is not then being prevented by the willful and material breach by Company of any of the representations, warranties or covenants contained in this Agreement); or
          (ii) if the Board of Directors of Parent shall make a Parent Adverse Recommendation Change, or recommend, adopt or approve, or publicly propose to recommend, adopt or approve, any alternative Acquisition Proposal, including any Superior Proposal, or approve any Parent Acquisition Agreement.
     SECTION 9.02 Effect of Termination. In the event of the termination of this Agreement as provided in Section 9.01, written notice thereof shall be given to the other party or parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void (subject to the provisions of Section 10.01 hereof and other than Sections 9.02 and 9.03 and Article X, all of which shall survive termination of this Agreement), and there shall be no liability on the part of Parent, Merger Sub or Company or their respective directors, officers and Affiliates or the Shareholder in respect of such termination, except nothing shall relieve any party from liability for any willful breach of any covenant or agreement under this Agreement.
     SECTION 9.03 Fees.
          (a) Except as set forth in this Section 9.03, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees and expenses, whether or not the Merger is consummated; provided, that Parent and Merger Sub, on the one hand, and the Company, on the other hand, each shall bear one-half of the Competition Act (Canada) and Investment Canada Act filing fees, if any. H. Wayne Huizenga shall be responsible for all filing fees associated with the HSR Act.
          (b) In the event of the termination of this Agreement pursuant to 9.01(d)(i), Parent shall reimburse the Company, by wire transfer of same-day funds, the reasonable and documented out-of-pocket fees and expenses incurred by the Company in connection with this Agreement and the transactions contemplated hereby, within five (5) Business Days after the date of such termination (the “Company-Related Fees and Expenses”). In the event of the termination of this Agreement pursuant to Sections 9.01(c)(ii) or 9.01(d)(ii), Parent shall pay the Company, by wire transfer of same-day funds, a termination fee of $1,200,000 (the “Parent Termination Fee”), and reimburse the Company, by wire transfer of same-day funds, Company-Related Fees and Expenses, within five (5) Business Days after the date of such termination.
          (c) In the event of the termination of this Agreement pursuant to Section 9.01(c)(i), the Company shall reimburse Parent, by wire transfer of same-day funds, the reasonable and documented out-of-pocket fees and expenses incurred by Parent and its respective Affiliates in connection with this Agreement and the transactions contemplated hereby, within five (5) Business Days after the date of such termination (the “Parent-Related Fees and Expenses”).
          (d) The parties acknowledge that the agreements contained in this Section are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement.
ARTICLE X
GENERAL PROVISIONS
     SECTION 10.01 Nonsurvival of Representations and Warranties; Disclosure Schedule. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, nor any rights arising out of any breach of such representations, warranties, covenants and agreements, shall survive the Effective Time, except for those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time and this Article X. The inclusion of any information in the Company Disclosure Schedule shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material, has resulted in or is reasonably likely to result in a Company Material Adverse Effect or is outside the ordinary and usual course of business.
     SECTION 10.02 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (a) on the date of delivery if delivered personally, (b) on the first Business Day following the date of dispatch if delivered by a nationally recognized next day courier service, (c) on the fifth Business Day following the date of mailing if delivered by registered or certified mail (postage prepaid, return receipt requested) or (d) if sent by facsimile transmission, when transmitted and receipt is confirmed. All notices hereunder shall be delivered to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.02):
If to Parent or Merger Sub:
210 Shields Court
Markam, Ontario
L3R 8V2
Attn: Michael Serruya
with a copy to:
Stikeman Elliott LLP
199 Bay Street, Suite 5300
Toronto, Ontario
MSL 1B9
Attn: Brian Pukier
if to the Company:
Swisher International, Inc.
4725 Piedmont Row Drive, Suite 400
Charlotte, NC 28210
Attn: Steven R. Berrard
           Thomas Byrne
          Compliance Department
with a copy to:
Akerman Senterfitt
Las Olas Centre, II, Suite 1600
350 East Las Olas Boulevard
Fort Lauderdale, FL 33301
Attn: Edward Ristaino, Esq.

     SECTION 10.03 Certain Definitions.
          (a) For purposes of this Agreement:
     “affiliate” or “Affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.
     “Arrangement” means the arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with this Agreement, the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of Parent and the Company, each acting reasonably.
     “Arrangement Effective Date” means the date upon which the Arrangement becomes effective as provided in the Plan of Arrangement.
     “Arrangement Resolution” means the special resolution of the shareholders of Parent approving the Plan of Arrangement to be considered by the shareholders of Parent at the Parent Shareholders’ Meeting, substantially in the form and content of Schedule “B” attached to the Agreement.
     “Business Day” means any day on which the principal offices of the OSC in Toronto, Canada are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in The City of New York.
     “Company Material Adverse Effect” means any event, circumstance, development, change or effect that, individually or in the aggregate with all other events, circumstances, developments, changes and effects, is materially adverse to the affairs, business, operations, prospects, assets, financial condition, or results of operations of the Company and the Subsidiaries taken as a whole or would reasonably be expected to prevent or materially delay the consummation of the Transactions or prevent or materially impair or delay the ability of the Company to perform its obligations hereunder, other than (i) the occurrence of any or all of the changes or events described in Section 3.08 of the Company Disclosure Schedule and (ii) those reasonably resulting from the execution of this Agreement, the observance of its terms, or the announcement of the consummation of the Transactions.
     “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise.
     “Court” means the Ontario Superior Court of Justice (Commercial List).
     “Credit Agreements” means that certain Credit Agreement by and between the Company and Wachovia Bank, N.A. dated as of November 14, 2005, as amended and that certain Credit Agreement by and between H.B. Service, LLC and Wachovia Bank, N.A. dated as of September 8, 2006, as amended and any prepayment penalty due thereunder.

     “Dissent Rights” means the rights of dissent of shareholders of Parent in respect of the Arrangement Resolution described in the Plan of Arrangement.
     “Final Order” means the final order of the Court approving the Arrangement as such order may be amended by the Court (with the consent of both Parent and the Company, each acting reasonably) at any time prior to the Arrangement Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Parent and the Company, each acting reasonably) on appeal.
     “Government Official” means any (a) officer, employee or other individual acting in an official capacity for a governmental entity or agency or instrumentality thereof (including any state-owned or controlled enterprise), or any officer, employee or other individual acting in an official capacity for a public international organization or (b) political party or official thereof or any candidate for any political office.
     “Indebtedness” means (A) indebtedness for borrowed money (excluding any interest thereon), secured or unsecured, (B) obligations under conditional sale or other title retention Contracts relating to purchased property, (C) capitalized lease obligations, (D) obligations under interest rate cap, swap, collar or similar transactions or currency hedging transactions (valued at the termination value thereof), and (E) guarantees of any of the foregoing of any other person.
     “Interim Order” means the interim order of the Court providing for, among other things, the calling and holding of the Parent Shareholders’ Meeting, as the same may be amended, supplemented or varied by the Court with the consent of Parent and the Company, each acting reasonably.
     “knowledge of the Company” or “Company’s knowledge” means the actual knowledge after reasonable enquiry of Steven R. Berrard, Tom Aucamp, Tom Byrne and Hugh Cooper.
     “Lien” means any mortgage, pledge, lien, encumbrance, charge or other security interest.
     “Parent Knowledge” means the actual knowledge after reasonable enquiry of Michael Serruya and Ken MacKenzie.
     “Parent Material Adverse Effect” means, with respect to Parent or Merger Sub, an event or change which materially adversely affects the ability of Parent or Merger Sub, to perform their obligations hereunder or to consummate the Transactions.
     “Permitted Investment” means any obligation of investment grade status.
     “Permitted Liens” means with respect to any assets of the Company (i) mechanic’s, materialmen’s and similar liens with respect to amounts not past due, (ii) liens for income Taxes or other Taxes not yet due and payable or for income Taxes or other Taxes that the taxpayer is contesting in good faith pursuant to proceedings disclosed on the Company Disclosure Schedule, (iii) purchase money liens arising by operation of law (including liens on inventory and other assets in favor of vendors of the Company) and (iv) liens securing rental payments under capital lease arrangements disclosed on the Company Disclosure Schedule.

     “person” or “Person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association, entity, government, or political subdivision, agency or instrumentality of a government.
     “Plan of Arrangement” means the plan of arrangement substantially in the form and content set forth in Schedule “A” to this Agreement as from time to time amended, supplemented or restated in accordance with this Agreement, Article 7 of the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of Parent and the Company, each acting reasonably.
     “Representatives” means any officer, director, investment banker, attorney, accountant, consultant or advisor.
     “SEC” means the Securities and Exchange Commission.
     “Securities Act” means the Securities Act of 1933, as amended.
     “Subsidiary” or “Subsidiaries” of a person means an entity controlled by such person, directly or indirectly, through one or more intermediaries, and, without limiting the foregoing, includes any entity in respect of which such person, directly or indirectly, beneficially owns 50% or more of the voting securities or equity.
     “Transactions” means the Merger, Arrangement and the other transactions contemplated by this Agreement.
     “U.S. Securities Act” means the Securities Act of 1933, as amended.
          (b) The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition
Acquisition Proposal	ss. 6.03(h)
Accredited Investor	ss. 3.24(f)
Action	ss. 3.09
Agreement	Preamble
Anti-Bribery Laws	ss. 4.18
Applicable Securities Laws	ss. 4.09
Articles of Merger	ss. 1.03

Defined Term	Location of Definition
Canadian GAAP	ss. 4.09
CBCA	Recitals
Closing	ss. 1.02
Closing Date	ss. 1.02
Code	ss. 3.10(c)
Common Stock	ss. 2.01(a)
Company	Preamble
Company Board	Recitals
Company Disclosure Schedule	Article III
Company Permits	ss. 3.06
Company-Related Fees and Expenses	ss. 9.03(b)
Contract	ss. 3.05
Consistently Applied	ss. 3.07(a)
Continuing Benefits	ss 5.10(c)
Controlling Person	ss. 8.06

Damages	ss. 11.03(a)
Direct Claim	11.05(b)
Domestication	ss. 4.01

Effective Time	ss. 1.03
Employees	ss. 3.10(a)
Environmental Laws	ss. 3.14(b)
Environmental Permits	ss. 3.14(b)
ERISA	ss. 3.10(b)

Financial Statements	ss. 3.07(a)

GAAP	ss. 3.07(a)
GCL	ss. 1.01(a)
Governmental Authority	ss. 3.05

Hazardous Substances	ss. 3.14(b)
Holder	ss. 8.02
HSR Act	ss. 3.05

Indemnified Person	ss. 11.03(a)
Information Circular	ss. 6.01
Intellectual Property	ss. 3.12(b)
Investments	ss. 3.01(c)
IRS	ss. 3.10(b)

Defined Term	Location of Definition
Law	ss. 3.05
Lease Documents	ss. 3.11(b)
Leased Properties	ss. 3.11(b)
Licensed Intellectual Property	ss. 3.12(a)

Material Contracts	ss. 3.15(a)
Merger	Recitals
Merger Sub	Preamble
Most Recent Balance Sheet	ss. 3.07(b)
Most Recent Financial Statements	ss. 3.07(a)
Most Recent Fiscal Month End	ss. 3.07(a)
Multiemployer Plan	ss. 3.10(c)
Multiple Employer Plan	ss. 3.10(c)

NRS	ss. 1.01

OSA	ss. 4.04(b)
OSC	ss. 4.09
Outside Date	ss. 9.01(b)(i)
Owned Intellectual Property	ss. 3.12(a)

Parent	Preamble
Parent Adverse Recommendation Change	ss. 6.03(c)
Parent Acquisition Agreement	ss. 6.03(c)
Parent Common Shares	ss. 2.01(a)
Parent Recommendation	ss. 6.01 (c)
Parent-Related Fees and Expenses	ss. 9.03(c)
Parent Public Disclosure Record	ss. 4.09
Parent-Related Fees and Expenses	ss. 9.05(c)
Parent Shareholders’ Approval	ss. 4.13
Parent Shareholders’ Meeting	ss. 6.01 (c)
Parent Termination Fee	ss. 9.03(b)
Personal Property	ss. 3.11(c)
Plans	ss. 3.10(b)
Public Disclosure Record	ss. 4.09

Registration Expenses	ss. 8.04(b)

Securities Laws	ss. 4.09
Shareholder Approval	ss. 3.04
Shareholder’s Securities	ss. 8.01
Shelf Registration	ss. 8.03
Specified Time	ss. 6.03(a)
Superior Proposal	ss. 6.03(i)
Superior Proposal Notice	ss. 6.03(c)

Defined Term	Location of Definition
Surviving Corporation	ss. 1.01

Tax or Taxes	ss. 3.13(e)
Tax Returns	ss. 3.13(e)
Third Party Claim	ss. 11.05(a)
Threshold	ss. 11.04(a)
          (c) When a reference is made in this Agreement to Sections, Schedules or Exhibits, such reference shall be to a Section, Schedule or Exhibit of this Agreement, respectively, unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not any particular provision of this Agreement. The term “or” is not exclusive. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. References to a person are also to its permitted successors and assigns. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.
     SECTION 10.04 Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors, as applicable, at any time prior to the Effective Time; provided, however, that, after the adoption of this Agreement and the Transactions by the shareholders of the Parent, no amendment shall be made except as allowed under applicable Law. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.
     SECTION 10.05 Waiver. At any time prior to the Effective Time, any party hereto may, subject to applicable Law, (a) extend the time for the performance of any obligation or other act of any other party to be performed for the benefit of the waiving party, (b) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (c) waive compliance by any other party with any agreements or conditions compliance with which is for the benefit of the waiving party contained in this Agreement. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. The failure of any party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.
     SECTION 10.06 Severability. If any term or other provision of this Agreement is finally adjudicated by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

     SECTION 10.07 Disclaimer of Other Representations and Warranties. Parent, Merger Sub and the Company each acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement (a) no party makes, and has not made, any representations or warranties relating to itself or its businesses or otherwise in connection with the Transactions, (b) no person has been authorized by any party to make any representation or warranty relating to itself or its businesses or otherwise in connection with the Transactions and, if made, such representation or warranty must not be relied upon as having been authorized by such party, and (c) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to any party or any of its Representatives are not and shall not be deemed to be or to include representations or warranties unless any such materials or information is the subject of any representation or warranty set forth in this Agreement. Parent and Merger Sub acknowledge that they have not relied upon any representation, statement or other assurance except those set forth by the Company in this Article III.
     SECTION 10.08 Entire Agreement; Assignment. This Agreement (together with the Confidentiality Agreement, Company Disclosure Schedule, and the other documents referenced herein and delivered pursuant hereto), constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and thereof and supersedes all prior agreements and undertakings, both written and oral, among the parties hereto, or any of them, with respect to the subject matter hereof and thereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise) without the prior written consent of the other parties hereto, except that Parent and Merger Sub may assign all or any of their rights, but not their obligations, hereunder to any direct or indirect wholly owned subsidiary of Parent. Any purported assignment not permitted under this Section shall be null and void.
     SECTION 10.09 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than (i) Sections 6.12 and 8.03 which is intended to be for the benefit of the persons covered thereby and may be enforced by such persons, and (ii) Article II which is intended to be for the benefit of those persons entitled to receive the Parent Common Shares, to the extent that their right to receive such payment may be enforced by such persons after the Closing Date.
     SECTION 10.10 Remedies; Specific Performance. The parties hereto agree that upon a breach of any of the terms or provisions of this Agreement then in addition to any remedies available at law or equity the Parent, Merger Sub and Company shall have the right to seek specific performance of the terms hereof, to the extent available under applicable Law.
     SECTION 10.11 Governing Law; Jurisdiction; Waiver of Jury Trial.
          (a) All disputes, claims or controversies arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the transactions contemplated hereby shall be governed by and construed in accordance with the laws of the State of Delaware without regard to its rules of conflict of laws. Each of Company, Parent and Merger Sub hereby irrevocably and unconditionally consents to submit to the sole and exclusive jurisdiction of the Court of Chancery in the State of Delaware and any court of appeal therefrom (the “Chosen Courts”) for any litigation arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in the Chosen Courts and agrees not to plead or claim in any Chosen Court that such litigation brought therein has been brought in any inconvenient forum. Each of the parties hereto agrees, (i) to the extent such party is not otherwise subject to service of process in the State of Delaware, to appoint and maintain an agent in the State of Delaware as such party’s agent for acceptance of legal process and (ii) that service of process may also be made on such party by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service. Service made pursuant to (i) or (ii) above shall have the same legal force and effect as if served upon such party personally within the State of Delaware. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the Chosen Courts, this being in addition to any other remedy to which they are entitled at law or in equity.
          (b) IN ANY ACTION OR PROCEEDING ARISING HEREFROM, THE PARTIES HERETO CONSENT TO TRIAL WITHOUT A JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY PARTY HERETO OR ITS SUCCESSORS AGAINST ANY OTHER PARTY HERETO OR ITS SUCCESSORS IN RESPECT OF ANY MATTER ARISING OUT OF OR RELATING TO, DIRECTLY OR INDIRECTLY, THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
     SECTION 10.12 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.
     SECTION 10.13 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.
ARTICLE XI
INDEMNITY
     SECTION 11.01 Liability for Representations and Warranties.
          (a) The representations and warranties of the Company and the Shareholder contained in this Agreement and the certificates to be delivered pursuant to Section 7.02(c) will survive the Closing and continue in full force and effect for a period of 12 months after the

Closing Date, except that any fraud by a party hereto in making a representation and warranty hereunder will survive and continue in full force and effect without limitation of time.
          (b) No party has any obligation or liability with respect to any representation or warranty made by such party in this Agreement or the certificates to be delivered pursuant to 7.02(c) after the date that is 12 months following the Closing Date except for claims relating to the representations and warranties that the party has been notified of prior to the end of the such time period.
     SECTION 11.02 Effect of Parent Knowledge. The right to indemnification or other remedy of any party based on the representations, warranties, covenants and obligations contained in the Agreement and the certificates to be delivered pursuant to Section 7.02(c) shall be nullified by Parent Knowledge prior to the Closing of the basis for the claim of such indemnification or remedy.
     SECTION 11.03 Indemnification in Favor of the Parent.
          (a) Subject to Section 11.04, Shareholder hereby indemnifies and saves each of the Parent and Merger Sub and their respective, directors, officers, employees, agents and representatives (each an “Indemnified Person”) harmless of and from, and shall pay for, any damages, losses, liabilities, obligations, claims of any kind, interest or expenses (including reasonable attorneys’ fees and expenses but excluding any lost profits, diminution in value, and any special, consequential and/or punitive damages (collectively, “Damages”) suffered by, imposed upon or asserted against it or any of them as a result of, in respect of, connected with, or arising out of, under, or pursuant to:
          (i) any breach or inaccuracy of any representation or warranty given by the Company or the Shareholder contained in this Agreement or the certificate to be delivered pursuant to Section 7.02(c); or
          (ii) any failure of the Company or the Shareholder to perform or fulfill any of their covenants or obligations under this Agreement.
          (b) The obligations to indemnify and hold harmless pursuant to Section 11.03 shall survive consummation of the Closing for a period of 12 months after the Closing Date, except that claims for indemnification pursuant to such clause asserted prior to the end of such period shall survive until final resolution thereof.
     SECTION 11.04 Limitations on Indemnification.
          (a) The Company and Shareholder have no obligation to make any payment for Damages for indemnification or otherwise with respect to the matters described in Article XI until the total of all Damages with respect to such matters exceeds U.S.$300,000 (the “Threshold”), and then only for the amount by which such Damages exceed the Threshold up to a maximum amount of U.S.$15,000,000, such recovery to be made exclusively to Section 11.04(h).

          (b) Section 11.04(a) will not apply to: (i) any breach or inaccuracy of the representations and warranties given by the Shareholder in Section 3.24; (ii) any breach or inaccuracy of any of the Company’s or Shareholder’s representations and warranties of which the Company and Shareholder had respective knowledge at any time prior to the date on which such representation and warranty was made; (iii) any fraudulent act or fraudulent misrepresentation of the Company or Shareholder with respect to any representation or warranty given by the Company and Shareholder contained in this Agreement or the certificate to be delivered pursuant to Section 7.02(c) or (iv) any intentional breach by the Company or Shareholder of any covenant or obligation under this Agreement, and the Shareholder shall be liable for all Damages with respect to such matters.
          (c) For purposes of determining whether a threshold in Section 11.04(a) has been met, the aggregate amount of Damages in respect of claims by Company and/or Shareholder against Parent or Merger Sub for indemnification or otherwise hereunder for which no actual remedy is available to Company or the Shareholder will be deemed to increase the Threshold for indemnification claims made against the Company by the actual amount of such Damages.
          (d) The amount of any and all Damages will be determined net of any amounts recovered, or reasonably expected to be recovered, by the Indemnified Person under insurance policies with respect to such Damages, and Indemnified Person shall use commercially reasonable efforts to maximize all such insurance recoveries.
          (e) An Indemnified Person shall not be entitled to recover for any particular Damage pursuant to this Article XI, or to count any particular Damage toward the Threshold, unless such Damage equals or exceeds $5,000.00.
          (f) The determination of Damages shall be reduced (including, without limitation, retroactively) by the amount of any Tax benefit of, or increase in the amount of Tax refund received by, an Indemnified Person.
          (g) If an Indemnified Person has been indemnified for a Damage hereunder, and at any time thereafter an Indemnified Person recovers all or a portion of such Damage from a third person, the Indemnified Person who made such recovery shall promptly refund the amount paid with respect to such Damage (up to the amount recovered from the third person).
          (h) Notwithstanding anything to the contrary set forth in this Agreement, an Indemnified Person, seeking to recover Damages from Shareholder, shall have as its sole and exclusive remedy against Shareholder, the return and cancellation of such number of shares of Parent Common Stock received by Shareholder pursuant to the terms of this Agreement, equal in value to the amount of the Damages as finally determine in accordance with the provisions of this Article, however to the extent that sufficient shares are not available to satisfy such Damages up to the maximum amount set forth in Section 11.4(a), such Indemnified Person shall be entitled to recover the short fall in Damages from Shareholder in cash. Parent acknowledges and agrees that the shares of Parent Common Stock payable to Company’s investment banker by the Company shall not be subject to any Damages for which Shareholder may be responsible.

          (i) Notwithstanding anything else contained in this Agreement to the contrary, after the Closing, indemnification pursuant to the provisions of this Article XI shall be the exclusive remedy for an Indemnified Person for any misrepresentation or breach of any warranty, covenant or other provision contained in this Agreement or in any certificate delivered pursuant hereto; provided, however, that the foregoing shall not apply to claims based on fraud and shall not prevent an Indemnified Person from seeking or obtaining injunctive or other equitable relief to prevent breaches or violations of this Agreement and to enforce specifically the provisions of this Agreement.
     SECTION 11.05 Notification.
          (a) If a claim, action, suit or proceeding by a third party (a “Third Party Claim”) is instituted or asserted against an Indemnified Person, the Indemnified Person shall notify the Shareholder in writing of the Third Party Claim.
          (b) If an Indemnified Person becomes aware of a claim by such Indemnified Person against the Shareholder (a “Direct Claim”), the Indemnified Person shall notify the Shareholder in writing of the Direct Claim.
          (c) Notice to the Shareholder under this Section of a Direct Claim or a Third Party Claim is assertion of a claim for indemnification against the Shareholder under this Agreement. Upon receipt of such notice, the provisions of Section 11.08 will apply to any Third Party Claim and the provisions of Section 11.07 will apply to any Direct Claim.
          (d) The omission to notify the Shareholder shall not relieve the Shareholder from any obligation to indemnify the Indemnified Person, unless the notification occurs after the expiration of the specified period set out in Section 11.01 or (and only to that extent that) the omission to notify materially prejudices the ability of the Shareholder to exercise its right to defend provided in Section 11.08.
     SECTION 11.06 [RESERVED].
     SECTION 11.07 Direct Claims.
          (a) Following receipt of notice of a Direct Claim, the Shareholder has 60 days to investigate the Direct Claim and respond in writing. For purposes of the investigation, the Indemnified Person shall make available to the Shareholder the information relied upon by the Indemnified Person to substantiate the Direct Claim, together with such other information as the Shareholder may reasonably request.
          (b) If the Shareholder disputes the validity or amount of the Direct Claim, the Shareholder shall provide written notice of the dispute to the Indemnified Person within the 60 day period specified in Section 11.07(a). The dispute notice must describe in reasonable detail the nature of the Shareholder’s dispute. During the 30 day period immediately following receipt of a dispute notice by the Indemnified Person, the Shareholder and the Indemnified Person shall attempt in good faith to resolve the dispute. If the Shareholder and the Indemnified Person fail to resolve the dispute within that 30 day time period, the Indemnified Person is free to pursue all rights and remedies available to it, subject only to the terms and limitations set forth in this

Agreement. If the Shareholder fails to respond in writing to the Direct Claim within the 60 day period specified in Section 11.07(a), the Shareholder is deemed to have agreed to the validity and amount of the Direct Claim and shall, subject to the provisions and limitations herein, promptly pay in full the amount of the Direct Claim to the Indemnified Person.
     SECTION 11.08 Procedure for Third Party Claims.
          (a) Subject to the terms of this Section, upon receiving notice of a Third Party Claim, the Shareholder may participate in the investigation and defense of the Third Party Claim and may also elect to assume the investigation and defense of the Third Party Claim.
          (b) The Shareholder may not assume the investigation and defense of a Third Party Claim if:
          (i) it relates to Taxes of the Indemnified Person, however, the Shareholder may participate in the investigation and defense of such a claim;
          (ii) the Shareholder is also a party to the Third Party Claim and the Indemnified Person determines in good faith that join representation would be inappropriate, in which case the Indemnified Party may represent its own interests in such Third Party Claims;
          (iii) the Shareholder fails to provide reasonable assurance to the Indemnified Person of its financial capacity to defend the Third Party Claim and provide indemnification with respect to the Third Party Claim; or
          (iv) the Third Party Claim seeks relief against the Indemnified Person other than monetary damages or the Indemnified Person determines in good faith that there is a reasonable probability that the Third Party Claim may materially adversely effect it or its Affiliates, and the Indemnified Person has notified the Shareholder that it will exercise its exclusive right to defend, compromise or settle the Third Party Claim.
          (c) In order to assume the investigation and defense of a Third Party Claim, the Shareholder must give the Indemnified Person written notice of its election within 15 days of Shareholder’s receipt of notice of the Third Party Claim.
          (d) If the Shareholder assumes the investigation and defense of a Third Party Claim:
          (i) the Shareholder shall pay for all costs and expenses of the investigation and defense of the Third Party Claim except that the Shareholder shall not, so long as it diligently conducts such defense, be liable to the Indemnified Person for any fees of other counsel or any other expenses with respect to the defense of the Third Party Claim, incurred by the Indemnified Person after the date the Shareholder validly exercised it’s right to assume the investigation and defense of the Third Party Claim;
          (ii) the Shareholder shall reimburse the Indemnified Person for all reasonable costs and expenses incurred by the Indemnified Person in connection with the investigation and defense of the Third Party Claim prior to the date the Shareholder validly exercised its right to assume the investigation and defense of the Third Party Claim;
          (iii) the Indemnified Person shall not contact or communicate with the Person making the Third Party Claim without the prior written consent of the Shareholder, unless required by applicable Law;
          (iv) legal counsel chosen by the Shareholder to defend the Third Party Claim must be satisfactory to the Indemnified Person, acting reasonably; and
          (v) the Shareholder may not compromise and settle or remedy, or cause a compromise and settlement or remedy, of a Third Party Claim without the prior written consent of the Indemnified Person, which consent may not be unreasonably withheld or delayed.
          (e) If the Shareholder (i) is not entitled to assume the investigation and defense of a Third Party Claim under Section 11.08(b), (ii) does not elect to assume the investigation and defense of a Third Party Claim or (iii) assumes the investigation and defense of a Third Party Claim but fails to diligently pursue such defense, the Indemnified Person has the right (but not the obligation) to undertake the defense of the Third Party Claim. In the case where the Shareholder fails to diligently pursue the defense of the Third Party Claim, the Indemnified Person may not assume the defense of the Third Party Claim unless the Indemnified Person gives the Shareholder written demand to diligently pursue the defense and the Shareholder fails to do so within 14 days after receipt of the demand, or such shorter period as may be required to respond to any deadline imposed by a court, arbitrator or other tribunal.
          (f) If, under Section 11.08(e), an Indemnified Person undertakes the investigation and defense of a Third Party Claim, the Indemnified Person may compromise and settle the Third Party claim but the Shareholder shall not be bound by any compromise or settlement of the Third Party Claim effected without its consent (which consent may not be unreasonably withheld or delayed).
          (g) The Indemnified Person and the Shareholder agrees to keep each other fully informed of the status of any Third Party Claim and any related proceedings. If the Shareholder assumes the investigation and defense of a Third Party Claim, the Indemnified Person shall, at the request and expense of the Shareholder, uses its reasonable efforts to make available to the Shareholder, on a timely basis, those employees whose assistance, testimony or presence is necessary to assist the Shareholder in investigating and defending the Third Party Claim. The Indemnified Person shall, at the request and expense of the Shareholder, makes available to the Shareholder, or its representatives, on a timely basis all documents, records and other materials in the possession, control or power of the Indemnified Person, reasonably required by the Shareholder for its use solely in defending any Third Party Claim which it has elected to assume the investigation and defense of. The Indemnified Person shall cooperate on a timely basis with the Shareholder in the defense of any Third Party Claim.

          (h) Nothing in this Section 11.08 shall be deemed to restrict or prevent Shareholder from challenging or contesting any claim for Damages by an Indemnified Person including, without limitation, that such Damages are not indemnifiable under this Agreement, that such claims were not timely made, that the amount of Damages is incorrect, does not exceed the Threshold or exceeds the cap set forth in Section 11.04(a) or any other valid challenge.
[SIGNATURES ON NEXT PAGE]

     IN WITNESS WHEREOF, Parent, Merger Sub, Shareholder and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

SWISHER INTERNATIONAL, INC., a Nevada corporation
By	/s/ Steven R. Berrard
	Name:	Steven R. Berrard
	Title:	CEO

COOLBRANDS INTERNATIONAL INC., a Canadian corporation
By	/s/ Michael Serruya
	Name:	Michael Serruya
Title:

COOLBRANDS INTERNATIONAL (NEVADA), INC.
By	/s/ Michael Serruya
	Name:	Michael Serruya
Title:

/s/ Peggy W. Matte	/s/ Steven R. Berrard
Witness	Steven R. Berrard, individually